UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
27 July 2022
Commission File number 001-15246
LLOYDS BANK plc
(Translation of registrant's name into English)
25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ________.
This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-265452-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Bank plc together with its subsidiaries (the Lloyds Bank Group) and its current goals and expectations. Statements that are not historical or current facts, including statements about the Lloyds Bank Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as, without limitation, ‘believes’, ‘achieves’, ‘anticipates’, ‘estimates’, ‘expects’, ‘targets’, ‘should’, ‘intends’, ‘aims’, ‘projects’, ‘plans’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘may’, ‘seek’, ‘estimate’, ‘probability’, ‘goal’, ‘objective’, ‘deliver’, ‘endeavour’, ‘prospects’, ‘optimistic’ and similar expressions or variations on these expressions are intended to identify forward looking statements. These statements concern or may affect future matters, including but not limited to: projections or expectations of the Lloyds Bank Group’s future financial position, including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Lloyds Bank Group’s future financial performance; the level and extent of future impairments and write-downs; the Lloyds Bank Group’s ESG targets and/or commitments; statements of plans, objectives or goals of the Lloyds Bank Group or its management and other statements that are not historical fact; expectations about the impact of COVID-19; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements include, but are not limited to: general economic and business conditions in the UK and internationally; market related risks, trends and developments; risks concerning borrower and counterparty credit quality; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; volatility in credit markets; volatility in the price of the Lloyds Bank Group's securities; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Lloyds Bank Group’s or Lloyds Banking Group plc’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation, as a result of any acquisitions, disposals and other strategic transactions; inability to capture accurately the expected value from acquisitions; potential changes in dividend policy; the ability to achieve strategic objectives; insurance risks; management and monitoring of conduct risk; exposure to counterparty risk; credit rating risk; tightening of monetary policy in jurisdictions in which the Lloyds Bank Group operates; instability in the global financial markets, including within the Eurozone, and as a result of ongoing uncertainty following the exit by the UK from the European Union (EU) and the effects of the EU-UK Trade and Cooperation Agreement; political instability including as a result of any UK general election and any further possible referendum on Scottish independence; operational risks; conduct risk; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural pandemic (including but not limited to the COVID-19 pandemic) and other disasters; inadequate or failed internal or external processes or systems; acts of hostility or terrorism and responses to those acts, or other such events; geopolitical unpredictability; the war between Russia and Ukraine; risks relating to sustainability and climate change (and achieving climate change ambitions), including the Lloyds Bank Group’s or the Lloyds Banking Group’s ability along with the government and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; changes in laws, regulations, practices and accounting standards or taxation; changes to regulatory capital or liquidity requirements and similar contingencies; assessment related to resolution planning requirements; the policies and actions of governmental or regulatory authorities or courts together with any resulting impact on the future structure of the Lloyds Bank Group; failure to comply with anti-money laundering, counter terrorist financing, anti-bribery and sanctions regulations; failure to prevent or detect any illegal or improper activities; projected employee numbers and key person risk; increased labour costs; assumptions and estimates that form the basis of the Lloyds Bank Group's financial statements; the impact of competitive conditions; and exposure to legal, regulatory or competition proceedings, investigations or complaints. A number of these influences and factors are beyond the Lloyds Bank Group’s control. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Bank plc with the US Securities and Exchange Commission (the SEC), which is available on the SEC’s website at www.sec.gov, for a discussion of certain factors and risks. Lloyds Bank plc may also make or disclose written and/or oral forward-looking statements in other written materials and in oral statements made by the directors, officers or employees of Lloyds Bank plc to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward-looking statements contained in this document are made as of today's date, and the Lloyds Bank Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document whether as a result of new information, future events or otherwise. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.
EXPLANATORY NOTE
This report on Form 6-K contains the interim report of Lloyds Bank plc, which includes the unaudited consolidated results for the half-year ended 30 June 2022 and is being incorporated by reference into the Registration Statement with File No. 333-265452-01.

FINANCIAL REVIEW
Principal activities
Lloyds Bank plc (the Bank) and its subsidiary undertakings (the Group) provide a wide range of banking and financial services through branches and offices in the UK and in certain locations overseas. The Group’s revenue is earned through interest and fees on a broad range of financial services products including current accounts, savings, mortgages, credit cards, motor finance and unsecured loans to personal and business banking customers; and lending, transactional banking, working capital management and risk management services to commercial customers.
Income statement
In the half-year to 30 June 2022, the Group recorded a profit before tax of £3,283 million compared to £3,420 million in the same period in 2021, representing a reduction of £137 million as higher total income was more than offset by the impact of a net impairment charge for the period compared to a net credit in the first six months of 2021. Profit after tax was £2,441 million.
Total income increased by £745 million, or 10 per cent, to £8,052 million in the half-year to 30 June 2022 compared to £7,307 million in the first six months of 2021; there was an increase of £713 million in net interest income and an increase of £32 million in other income.
Net interest income was £6,089 million, an increase of £713 million compared to £5,376 million in the six months to 30 June 2021. The increased net interest income was driven by growth in average interest-earning assets and deposits as well as an improved margin; the net interest margin benefited from bank base rate increases and deposit growth, offsetting mortgage book margin impacts and competitive pressures on pricing.
Other income was £32 million higher at £1,963 million in the six months to 30 June 2022 compared to £1,931 million in the same period last year. Net fee and commission income increased by £58 million to £648 million, compared to £590 million in the first six months of 2021, due to higher credit and debit card fees, reflecting increased levels of customer activity, more than offsetting the impact of reduced levels of commercial banking fees as a result of fewer significant capital markets transactions and lower levels of corporate financing. Net trading income was £95 million lower at £208 million in the six months to 30 June 2022, in part due to the impact of movements in credit spreads on valuation adjustments. Other operating income increased by £69 million to £1,107 million compared to £1,038 million in the six months to 30 June 2021, in part due to improved gains on disposal of financial assets at fair value through other comprehensive income.
Total operating expenses decreased by £159 million to £4,405 million compared to £4,564 million in the first six months of 2021. There was an increase of £93 million in operating costs; the impact of staff salary increases and higher variable pay was only partly offset by staff number reductions and there was an increase in IT-related costs, as a result of the Group’s investment programmes. Depreciation charges were £33 million lower reflecting the ongoing impact of a reduced, but stabilising, Lex fleet size as a result of industry-wide supply constraints in the new car market. The charge in respect of regulatory provisions was £252 million lower at £58 million and largely related to pre-existing programmes. There have been no further charges relating to HBOS Reading since the end of 2021 and the provision held continues to reflect the Group's best estimate of its full liability, albeit significant uncertainties remain.
There was a net impairment charge in the six months to 30 June 2022 of £364 million, compared to a net credit of £677 million in the first six months of 2021, largely reflecting a low charge arising from observed credit performance and a charge in the first six months of 2022 as a result of revisions to the Group’s economic outlook, compared to a significant credit in the first half of 2021. The updated outlook includes additional risks from a higher inflation and interest rate environment of c.£0.4 billion, partially offset by reductions in COVID-19 related risks of c.£0.3 billion. The latter included a £200 million release from the Group’s central adjustment which addresses downside risks outside of the base case conditioning assumptions in relation to coronavirus.
Overall the Group’s loan portfolio continues to be well-positioned, reflecting a prudent through-the-cycle approach to credit risk with high levels of security. Observed credit performance remains robust and the flow of assets into arrears, defaults and write-offs remains at low levels. The Group's expected credit loss (ECL) allowance increased slightly in the first six months of the year to £4,064 million (31 December 2021: £4,000 million). This reflects the balance of risks shifting from COVID-19 and potential related restrictions to those from increased inflationary pressures on households and businesses.

FINANCIAL REVIEW (continued)
The Group’s operations are predominantly UK-based with no direct credit exposure to Russia or Ukraine. The Group does have credit exposure to businesses that are impacted, either directly or indirectly, by higher energy costs or commodity prices, or potential disruption within their supply chains. Such activity continues to be monitored through prudent risk management.
The Group recognised a tax expense of £842 million in the period compared to a credit of £288 million in the first six months of 2021; during the first-half of 2021 the Group had recognised a deferred tax credit in the income statement of £1,189 million following substantive enactment, in May 2021, of the UK Government’s increase in the rate of corporation tax from 19 per cent to 25 per cent with effect from 1 April 2023.
Balance sheet
Total assets were £23,474 million, or 4 per cent, higher at £626,323 million at 30 June 2022 compared to £602,849 million at 31 December 2021. Cash and balances at central banks rose by £16,096 million to £70,375 million reflecting the placement of funds from increased available liquidity. Financial assets at amortised cost were £9,485 million higher at £499,801 million at 30 June 2022 compared to £490,316 million at 31 December 2021, as a result of a £4,139 million increase in loans and advances to customers, net of impairment allowances, £1,839 million in debt securities, and £2,349 million in reverse repurchase agreement balances. The increase in loans and advances to customers, net of impairment allowances, was driven by continued growth in the open mortgage book and increases in Corporate and Institutional lending, partially offset by further reductions in the closed mortgage book and hedging impacts. Other assets increased £2,488 million due to a £942 million increase in retirement benefit assets as a result of accelerated pension contributions in the period and a £381 million increase in current tax recoverable. Financial assets at fair value through other comprehensive income were £3,757 million lower at £24,029 million as a result of sales during the period.
Total liabilities were £23,531 million, or 4 per cent, higher at £585,608 million compared to £562,077 million at 31 December 2021. Customer deposits increased by £1,555 million to £450,928 million compared to £449,373 million at 31 December 2021, as a result of continued inflows to retail current and savings accounts offset by a small reduction in commercial deposits. Repurchase agreements at amortised cost increased £18,047 million to £48,153 million, as the Group took advantage of favourable funding opportunities and debt securities in issue increased by £4,499 million reflecting issuances of commercial paper and certificates of deposit. Subordinated liabilities decreased by £2,143 million following redemptions during the period.
Ordinary shareholders’ equity decreased £51 million to £36,359 million at 30 June 2022 as retained profit for the period was more than offset by negative movements in the cash flow hedging reserve.
Capital
The Group's common equity tier 1 (CET1) capital ratio reduced from 16.7 per cent at 31 December 2021 to 14.1 per cent on 1 January 2022, before increasing during the period to 15.2 per cent at 30 June 2022. The reduction on 1 January 2022 reflected the impact of regulatory changes, including an increase in risk-weighted assets as well as other related modelled impacts, in addition to the reinstatement of the full deduction treatment for intangible software assets and phased unwind of IFRS 9 transitional relief. The subsequent increase in the first half of the year reflected profits for the period and a reduction in risk-weighted assets, partly offset by accelerated pension contributions made during the first quarter. The total capital ratio reduced from 23.5 per cent at 31 December 2021 to 20.7 per cent at 30 June 2022, largely reflecting the reduction in CET1 capital, increase in risk-weighted assets and completion of the transition to end-point eligibility rules for regulatory capital on 1 January 2022.
Risk-weighted assets increased from £161.6 billion at 31 December 2021 to around £178 billion on 1 January 2022, before reducing during the period to £173.8 billion at 30 June 2022. The increase on 1 January 2022 reflected the impact of regulatory changes, including the anticipated impact of the implementation of new CRD IV models to meet revised regulatory standards for modelled outputs and a new standardised approach for measuring counterparty credit risk (SA-CCR) following the UK implementation of the remainder of Capital Requirements Regulation (CRR) 2. The new CRD IV models remain subject to finalisation and approval by the PRA and therefore uncertainty over the final impact remains. The subsequent reduction in risk-weighted assets during the first half of the year was largely driven by optimisation activities and reductions from retail models reflecting the benign credit performance, partly offset by the growth in balance sheet lending.
The Group’s UK leverage ratio of 5.4 per cent at 30 June 2022 has increased from 5.3 per cent at 31 December 2021, reflecting a reduction in the exposure measure, principally related to off-balance sheet items, offset in part by a reduction in the total tier 1 capital position.

RISK MANAGEMENT

PRINCIPAL RISKS AND UNCERTAINTIES
The significant risks faced by the Group are detailed below. There has been no change to the definition of these risks from those disclosed in the Group’s 2021 Annual Report on Form 20-F.
The external risks faced by the Group may also impact the success of delivering against the Group’s long-term strategic objectives. They include, but are not limited to supply chain and socio-economic pressures arising from the war between Russia and Ukraine and the coronavirus pandemic, which are contributing to cost of living increases and associated implications for UK consumers and businesses.
Heightened monitoring is in place across the Group’s portfolios to identify signs of affordability stress. However, there has been no adverse performance to date and the Group's portfolios remain broadly stable.
Lloyds Banking Group participated in the Bank of England Biennial Exploratory Scenario on Climate (CBES), with industry level results published in May 2022. The exercise explored the financial risks posed by climate change, with projections of climate risks likely to create a drag on institutions’ profitability. Lloyds Banking Group will continue to develop climate scenario analysis capabilities and improve its climate risk management.
The Group’s principal risks and uncertainties are reviewed and reported regularly to the Board in alignment with Lloyds Banking Group’s Enterprise Risk Management Framework.
Market risk – The risk that the Group's capital or earnings profile is affected by adverse market rates or prices, in particular interest rates and credit spreads in the Banking business, interest rates, and credit spreads in the Group’s defined benefit pension schemes.
Credit risk – The risk that parties with whom the Group has contracted fail to meet their financial obligations (both on and off-balance sheet).
Funding and liquidity risk – Funding risk is defined as the risk that the Group does not have sufficiently stable and diverse sources of funding or the funding structure is inefficient. Liquidity risk is defined as the risk that the Group has insufficient financial resources to meet its commitments as they fall due, or can only secure them at excessive cost.
Capital risk – The risk that the Group has a sub-optimal quantity or quality of capital or that capital is inefficiently deployed across the Group.
Change/execution risk – The risk that, in delivering its change agenda, the Group fails to ensure compliance with laws and regulation, maintain effective customer service and availability and/or operation within the Group’s risk appetite.
Conduct risk – The risk of customer detriment across the customer lifecycle including: failures in product management, distribution and servicing activities; from other risks materialising, or other activities which could undermine the integrity of the market or distort competition, leading to unfair customer outcomes, regulatory censure, reputational damage or financial loss.
Data risk – The risk of the Group failing to effectively govern, manage and control its data (including data processed by third party suppliers), leading to unethical decisions, poor customer outcomes, loss of value to the Group and mistrust.
People risk – The risk that the Group fails to provide an appropriate colleague and customer-centric culture, supported by robust reward and wellbeing policies and processes, effective leadership to manage colleague resources, effective talent and succession management and robust control to ensure all colleague-related requirements are met.
Operational resilience risk – The risk that the Group fails to design resilience into business operations, underlying infrastructure and controls (people, process, technology) so that it is able to withstand external or internal events which could impact the continuation of operations and fails to respond in a way which meets customer and stakeholder expectations and needs when the continuity of operations is compromised.
Operational risk – The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.
Model risk – The risk of financial loss, regulatory censure, reputational damage or customer detriment, as a result of deficiencies in the development, application or ongoing operation of models and rating systems.

PRINCIPAL RISKS AND UNCERTAINTIES (continued)
Regulatory and legal risk – The risk of financial penalties, regulatory censure, criminal or civil enforcement action or customer detriment as a result of failure to identify, assess, correctly interpret, comply with, or manage regulatory and/or legal requirements.
Strategic risk – The risk which results from:
•Incorrect assumptions about internal or external operating environments
•Failure to understand the potential impact of strategic responses and business plans on existing risk types
•Failure to respond or the inappropriate strategic response to material changes in the external or internal operating environments
Climate risk – The risk that the Group experiences losses and/or reputational damage as a result of physical events, transition risk, or as a consequence of the responses to managing these changes, either directly or through the Group's customers.

CREDIT RISK
Overview
The outlook for a number of macroeconomic variables for the UK has deteriorated despite the post-COVID-19 recovery seen early in the year. The main challenges facing the economy are cost of living pressures and the impact of the war between Russia and Ukraine, which is aggravating existing inflationary pressures, higher commodity prices and supply chain issues to the UK economy.
Whilst not immune, the Group's portfolios are well-positioned, despite rising inflationary pressures and the Group retains a prudent approach to credit risk appetite and risk management, with robust LTVs in the secured portfolios. Despite the external environment, flows of assets into arrears, defaults and write-off have remained at low levels. However, the Group continues to monitor the economic environment carefully through a suite of early warning indicators.
The Group participated fully in UK Government lending schemes, including the Bounce Back Loan Scheme and the Coronavirus Business Interruption Loan Scheme, where UK Government guarantees are in place at 100 per cent and 80 per cent, respectively. These and other support measures mean that true underlying risk may potentially not be reflected in asset performance so the Group is carefully monitoring the level of arrears and will continue to review customer trends and contagion impacts to other lending.
The net impairment charge in the first half of 2022 was £364 million, compared to a release of £677 million in the first half of 2021, reflecting a low charge in relation to observed performance and a charge from economic outlook revisions. The latter includes a release from the Group's central adjustment which addresses downside risks outside of the base case conditioning assumptions in relation to COVID-19.
This reporting period also coincided with implementation of CRD IV regulatory requirements, which resulted in updates to credit risk measurement and modelling to maintain alignment between IFRS 9 and regulatory definitions of default. Most notably for UK mortgages, default was previously deemed to have occurred no later than when a payment was 180 days past due; in line with CRD IV this has now been reduced to 90 days, as well as including end-of-term payments on past due interest-only accounts and all non-performing loans.
The Group's ECL allowance on loans and advances to customers remained stable in the period at £4,059 million (31 December 2021: £3,998 million). Changes related to CRD IV have not materially impacted total ECL as management judgements were previously held in lieu of known changes, however some material movements between stages are observed.
Stage 2 loans and advances to customers increased from £34,884 million to £43,808 million, and as a percentage of total lending increased by 2.0 percentage points to 10.0 per cent (31 December 2021: 8.0 per cent), predominantly as a result of the higher proportion of mortgage accounts reaching the broader CRD IV definition of default introduced on 1 January 2022. Of the total Group Stage 2 loans and advances, 91.9 per cent are up to date (31 December 2021: 89.0 per cent) with sustained low levels of new to arrears. Stage 2 coverage reduced to 3.1 per cent (31 December 2021: 3.4 per cent).
Stage 3 loans and advances increased in the period to £8,060 million (31 December 2021: £6,406 million), and as a percentage of total lending increased to 1.8 per cent (31 December 2021: 1.5 per cent), also as a result of UK mortgages being subject to the CRD IV definition of default change. Stage 3 coverage decreased by 4.3 percentage points to 23.1 per cent (31 December 2021: 27.4 per cent) largely driven by comparatively better quality assets moving into Stage 3 through CRD IV changes.
Prudent risk appetite and risk management
•The Group continues to take a prudent and proactive approach to credit risk management and credit risk appetite, whilst working closely with customers to help them through cost of living pressures and any deterioration in broader economic conditions
•Sector, asset and product concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product risk appetite parameters help manage exposure to certain higher risk and cyclical sectors, segments and asset classes
•The Group’s effective risk management seeks to ensure early identification and management of customers and counterparties who may be showing signs of distress
•The Group will continue to work closely with its customers to ensure that they receive the appropriate level of support, including where repayments under the UK Government scheme lending fall due

CREDIT RISK (continued)
Impairment charge (credit) by division

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m	Change %	Half-year to 31 Dec 2021 £m	Change %

UK mortgages	(64)	(175)	(63)	(98)	(35)
Credit cards	273	67		(116)
Loans and overdrafts	241	58		(19)
UK Motor Finance	7	(40)		(111)
Other	28	1		(22)
Retail	485	(89)		(366)
SME	5	(146)		(91)
Corporate and other[1]	72	(439)		(181)
Commercial Banking	77	(585)		(272)
Other	(198)	(3)		(3)
Total impairment charge (credit)	364	(677)		(641)
1Corporate and other primarily comprises Mid Corporates and Corporate and Institutional.
Group total expected credit loss allowance

	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Customer related balances
Drawn	3,834	3,804
Undrawn	225	194
	4,059	3,998
Other assets	5	2
Total ECL allowance	4,064	4,000
Movements in Group total expected credit loss allowance

	Opening ECL at 31 Dec 2021 £m	Write-offs and other[1] £m	Income statement charge (credit) £m	Net ECL increase (decrease) £m	Closing ECL at 30 Jun 2022 £m

UK mortgages	837	64	(64)	—	837
Credit cards	521	(165)	273	108	629
Loans and overdrafts	445	(144)	241	97	542
UK Motor Finance	298	(15)	7	(8)	290
Other	165	(28)	28	—	165
Retail	2,266	(288)	485	197	2,463
SME	255	(11)	5	(6)	249
Corporate and other	1,061	1	72	73	1,134
Commercial Banking	1,316	(10)	77	67	1,383
Central Items	418	(2)	(198)	(200)	218
Total[2]	4,000	(300)	364	64	4,064

1Contains adjustments in respect of purchased or originated credit-impaired financial assets.
2Total ECL includes £5 million relating to other non customer-related assets (31 December 2021: £2 million).

CREDIT RISK (continued)
Loans and advances to customers and expected credit loss allowance

At 30 June 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	266,548	30,106	3,424	10,415	310,493	9.7	1.1
Credit cards	12,484	2,289	280	—	15,053	15.2	1.9
Loans and overdrafts	8,666	1,144	256	—	10,066	11.4	2.5
UK Motor Finance	12,476	1,832	179	—	14,487	12.6	1.2
Other	16,689	2,405	1,280	—	20,374	11.8	6.3
Retail	316,863	37,776	5,419	10,415	370,473	10.2	1.5
SME	26,243	2,783	771	—	29,797	9.3	2.6
Corporate and other	34,542	3,218	1,815	—	39,575	8.1	4.6
Commercial Banking	60,785	6,001	2,586	—	69,372	8.7	3.7
Other[1]	(1,129)	31	55	—	(1,043)
Total gross lending	376,519	43,808	8,060	10,415	438,802	10.0	1.8
ECL allowance on drawn balances	(763)	(1,254)	(1,615)	(202)	(3,834)
Net balance sheet carrying value	375,756	42,554	6,445	10,213	434,968

Customer related ECL allowance (drawn and undrawn)
UK mortgages	44	337	254	202	837
Credit cards	172	346	111	—	629
Loans and overdrafts	164	243	135	—	542
UK Motor Finance[2]	105	80	105	—	290
Other	46	65	54	—	165
Retail	531	1,071	659	202	2,463
SME	59	107	83	—	249
Corporate and other	80	182	868	—	1,130
Commercial Banking	139	289	951	—	1,379
Other	207	1	9	—	217
Total	877	1,361	1,619	202	4,059

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[3]
UK mortgages	—	1.1	7.4	1.9	0.3
Credit cards	1.4	15.1	53.6	—	4.2
Loans and overdrafts	1.9	21.2	70.7	—	5.4
UK Motor Finance	0.8	4.4	58.7	—	2.0
Other	0.3	2.7	10.4	—	0.8
Retail	0.2	2.8	14.6	1.9	0.7
SME	0.2	3.8	13.5	—	0.8
Corporate and other	0.2	5.7	47.9	—	2.9
Commercial Banking	0.2	4.8	39.2	—	2.0
Other		3.2	16.4	—
Total	0.2	3.1	23.1	1.9	0.9
1Contains centralised fair value hedge accounting adjustments.
2UK Motor Finance for Stages 1 and 2 include £94 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
3Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £73 million, Loans and overdrafts of £65 million, Retail other of £761 million, SME of £158 million and Commercial Banking other of £2 million. Other excludes the £200 million ECL central adjustment

CREDIT RISK (continued)
Loans and advances to customers and expected credit loss allowance (continued)

At 31 December 2021	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 2 as % of total	Stage 3 as % of total

Loans and advances to customers
UK mortgages	273,629	21,798	1,940	10,977	308,344	7.1	0.6
Credit cards	12,148	2,077	292	—	14,517	14.3	2.0
Loans and overdrafts	8,181	1,105	271	—	9,557	11.6	2.8
UK Motor Finance	12,247	1,828	201	—	14,276	12.8	1.4
Other[1]	16,772	2,007	778	—	19,557	10.3	4.0
Retail	322,977	28,815	3,482	10,977	366,251	7.9	1.0
SME[1]	26,902	2,954	843	—	30,699	9.6	2.7
Corporate and other	32,056	3,081	2,019	—	37,156	8.3	5.4
Commercial Banking	58,958	6,035	2,862	—	67,855	8.9	4.2
Other[2]	431	34	62	—	527	6.5	11.8
Total gross lending	382,366	34,884	6,406	10,977	434,633	8.0	1.5
ECL allowance on drawn balances	(909)	(1,112)	(1,573)	(210)	(3,804)
Net balance sheet carrying value	381,457	33,772	4,833	10,767	430,829

Customer related ECL allowance (drawn and undrawn)
UK mortgages	49	394	184	210	837
Credit cards	144	249	128	—	521
Loans and overdrafts	136	170	139	—	445
UK Motor Finance[3]	108	74	116	—	298
Other	45	65	55	—	165
Retail	482	952	622	210	2,266
SME	61	104	90	—	255
Corporate and other	63	140	857	—	1,060
Commercial Banking	124	244	947	—	1,315
Other	406	2	9	—	417
Total	1,012	1,198	1,578	210	3,998

Customer related ECL allowance (drawn and undrawn) as a percentage of loans and advances to customers[4]
UK mortgages	—	1.8	9.5	1.9	0.3
Credit cards	1.2	12.0	56.9	—	3.6
Loans and overdrafts	1.7	15.4	67.5	—	4.7
UK Motor Finance	0.9	4.0	57.7	—	2.1
Other	0.3	3.2	13.8	—	0.9
Retail	0.1	3.3	20.9	1.9	0.6
SME	0.2	3.5	12.7	—	0.8
Corporate and other	0.2	4.5	42.5	—	2.9
Commercial Banking	0.2	4.0	34.8	—	1.9
Other	1.4	5.9	14.5	—	3.2
Total	0.3	3.4	27.4	1.9	0.9
1Restated to reflect migration of certain customers from SME business within Commercial Banking to Business Banking within Retail.
2Contains centralised fair value hedge accounting adjustments.
3UK Motor Finance for Stages 1 and 2 include £95 million relating to provisions against residual values of vehicles subject to finance leasing agreements. These provisions are included within the calculation of coverage ratios.
4Total and Stage 3 ECL allowances as a percentage of drawn balances exclude loans in recoveries in Credit cards of £67 million, Loans and overdrafts of £65 million, Retail other of £379 million, SME of £135 million and Commercial Banking other of £4 million. Other excludes the £400 million ECL central adjustment.

CREDIT RISK (continued)
Stage 2 loans and advances to customers and expected credit loss allowance

	Up to date				1 to 30 days past due[2]		Over 30 days past due		Total
	PD movements		Other[1]
At 30 June 2022	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m	Gross lending £m	ECL[3] £m

UK mortgages	21,618	141	6,241	117	1,549	39	698	40	30,106	337
Credit cards	2,042	257	131	45	87	28	29	16	2,289	346
Loans and overdrafts	735	140	235	42	134	43	40	18	1,144	243
UK Motor Finance	675	24	977	21	143	25	37	10	1,832	80
Other	380	23	1,450	24	396	11	179	7	2,405	65
Retail	25,450	585	9,034	249	2,309	146	983	91	37,776	1,071
SME	2,511	99	126	4	58	2	88	2	2,783	107
Corporate and other	2,979	177	135	3	36	2	68	—	3,218	182
Commercial Banking	5,490	276	261	7	94	4	156	2	6,001	289
Other	16	—	7	1	—	—	8	—	31	1
Total	30,956	861	9,302	257	2,403	150	1,147	93	43,808	1,361

At 31 December 2021
UK mortgages	14,845	132	4,133	155	1,433	38	1,387	69	21,798	394
Credit cards	1,755	176	210	42	86	20	26	11	2,077	249
Loans and overdrafts	505	82	448	43	113	30	39	15	1,105	170
UK Motor Finance	581	20	1,089	26	124	19	34	9	1,828	74
Other[4]	586	41	990	15	294	6	137	3	2,007	65
Retail	18,272	451	6,870	281	2,050	113	1,623	107	28,815	952
SME[4]	2,641	96	192	5	41	2	80	1	2,954	104
Corporate and other	2,966	138	69	2	8	—	38	—	3,081	140
Commercial Banking	5,607	234	261	7	49	2	118	1	6,035	244
Other	18	—	6	1	2	—	8	1	34	2
Total	23,897	685	7,137	289	2,101	115	1,749	109	34,884	1,198
1Includes forbearance, client and product-specific indicators not reflected within quantitative PD assessments.
2Includes assets that have triggered PD movements, or other rules, given that being 1-29 days in arrears in and of itself is not a Stage 2 trigger.
3Expected credit loss allowance on loans and advances to customers (drawn and undrawn).
4Restated to reflect migration of certain customers from SME business within Commercial Banking to Business Banking within Retail.

CREDIT RISK (continued)
ECL sensitivity to economic assumptions
The measurement of ECL reflects an unbiased probability-weighted range of possible future economic outcomes. The Group achieves this by generating four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group’s base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. The base case, upside and downside scenarios carry a 30 per cent weighting; the severe downside is weighted at 10 per cent. These assumptions can be found in note 2 on page 39 onwards.
The table below shows the Group’s ECL for the probability-weighted, upside, base case, downside and severe downside scenarios, the severe downside scenario incorporating adjustments made to CPI inflation and UK Bank Rate paths. The stage allocation for an asset is based on the overall scenario probability-weighted PD and hence the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments and post-model adjustments is constant reflecting the basis on which they are evaluated.

Probability- weighted £m		Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	837	462	610	980	2,213
Credit cards	629	546	597	686	804
Other Retail	997	949	981	1,029	1,093
Commercial Banking	1,383	1,194	1,286	1,451	2,040
Other	218	216	218	218	219
At 30 June 2022	4,064	3,367	3,692	4,364	6,369

UK mortgages	837	637	723	967	1,386
Credit cards	521	442	500	569	672
Other Retail	908	844	892	947	1,034
Commercial Banking	1,316	1,182	1,246	1,384	1,728
Other	418	416	418	419	421
At 31 December 2021	4,000	3,521	3,779	4,286	5,241

CREDIT RISK (continued)
Retail
•The Retail portfolio has remained robust and well-positioned despite pressure on consumer disposable incomes from a rising cost of living. Risk management has been enhanced since the last financial crisis, with strong affordability and indebtedness controls for both new and existing lending and a prudent risk appetite approach. The Retail lending book is concentrated towards higher income segments who have reduced their debt commitments during the pandemic and should be better able to withstand the cost of living challenge
•The Group is closely monitoring the impacts of the rising cost of living on consumers. Despite no deterioration in credit quality, proactive action has been taken to increase living cost assumptions in affordability assessments with more targeted action for those customers deemed to be most at risk
•Despite external pressures, arrears rates remain low and generally below pre-pandemic levels. New lending credit quality remains strong and performance is stable
•Contagion impact on Retail lending from the Bounce Back Loan Scheme (BBLS) is limited. However, small businesses in some cases are under significant pressure from BBLS repayments alongside external pressures and the Group continues to monitor this segment closely
•The Retail impairment charge in the first half of 2022 was £485 million, compared to a release of £89 million in the first half of 2021. Credit performance was favourable year-on-year, adversity is explained by revisions to the macroeconomic outlook. The first half of 2021 benefitted from a large release of ECL following the effectiveness of Government interventions and vaccine rollout, relative to expectations at earlier stages of the pandemic
•Additional judgements have been raised in the first half of the year to capture the increased risk of inflation and impact on the cost of living for retail customers, and additionally for segments of the Retail book that are considered less resilient to disposable income shocks
•Existing IFRS 9 staging rules and triggers have been maintained across Retail from the 2021 year end with the exception of mortgages. The change maintains alignment between IFRS 9 and new regulatory definitions of default. Default continues to be considered to have occurred when there is evidence that the customer is experiencing financial difficulty which is likely to significantly affect their ability to repay the amount due. For mortgages, this was previously deemed to have occurred no later than when a payment was 180 days past due; in line with CRD IV this has now been reduced to 90 days, as well as including end-of-term payments on past due interest-only accounts and all non-performing loans. Overall ECL is not materially impacted as management judgements were previously held in lieu of these known changes. However, material movements between stages were observed, with additional assets in Stage 3 and Stage 2 at the point of implementation, as a result of the broader definition of default
•Stage 2 loans and advances now comprise 10.2 per cent of the Retail portfolio (31 December 2021: 7.9 per cent), of which 91.3 per cent are up to date performing loans (31 December 2021: 87.3 per cent), due to the higher proportion of mortgage accounts reaching the new CRD IV definition of default. Stage 2 ECL coverage has also decreased to 2.8 per cent (31 December 2021: 3.3 per cent) as the risk of these accounts is comparatively lower. Stage 2 balances and coverage of Retail products excluding UK mortgages show a general increasing trend following updates to the macroeconomic outlook, with a lower impact of CRD IV changes (90 days past due definition already adopted)
•Stage 3 movements are directionally similar to Stage 2. Loans and advances have increased to 1.5 per cent of total loans and advances (31 December 2021: 1.0 per cent). Stage 3 ECL coverage decreased to 14.6 per cent (31 December 2021: 20.9 per cent) due to a higher proportion of mortgages triggering 90 days past due, with lower coverage on average

CREDIT RISK (continued)
Portfolios
UK mortgages
•The UK mortgages portfolio is well-positioned with low arrears and a low loan-to-value (LTV) profile. The Group has actively improved the quality of the portfolio over recent years using robust affordability and credit controls, whilst the balances of higher risk portfolios originated prior to 2008 have continued to reduce
•The housing market remains resilient despite the macroeconomic uncertainty. However, price growth and activity levels are expected to soften this year with rises in UK Bank Rate and associated mortgage rates alongside a household income squeeze weakening consumer confidence
•Total loans and advances increased to £310.5 billion (31 December 2021: £308.3 billion), with a reduction in average LTV to 40.2 per cent (31 December 2021: 42.1 per cent). The proportion of balances with an LTV greater than 90 per cent decreased to 0.4 per cent (31 December 2021: 0.5 per cent). The average LTV of new business decreased to 61.9 per cent (31 December 2021: 63.3 per cent)
•There was an impairment release of £64 million for the first half of 2022 reflecting continued resilient house prices and benign credit performance. This compares to a net release of £175 million for the first half of 2021, which included a comparatively greater benefit from house prices in relation to expectations earlier in the pandemic. Total ECL coverage remains flat at 0.3 per cent (31 December 2021: 0.3 per cent)
•Stage 2 loans and advances increased to 9.7 per cent of the portfolio (31 December 2021: 7.1 per cent), and Stage 2 ECL coverage has reduced to 1.1 per cent (31 December 2021: 1.8 per cent). This is largely as a result of the higher proportion of mortgage accounts reaching the broader CRD IV definition of default
•Stage 3 ECL coverage decreased to 7.4 per cent (31 December 2021: 9.5 per cent) again largely due to a higher proportion of mortgage accounts triggering the broader CRD IV definition of default of 90 days past due (previously 180 days)
Credit cards
•Credit card balances increased to £15.1 billion (31 December 2021: £14.5 billion) due to increased levels of customer spend but remain below pre-pandemic levels
•The credit card portfolio is a prime book which has performed well in recent years, with lower arrears rates compared to the High Street Bank peer group
•The impairment charge was £273 million for the first half of 2022 compared to a charge of £67 million for the first half of 2021, with overall ECL coverage increasing to 4.2 per cent (31 December 2021: 3.6 per cent). These increases are largely due to the updates to the UK's macroeconomic outlook in addition to precautionary judgements to account for the increased risk of inflation and impact on the cost of living for Retail customers
•Stage 2 loans and advances have increased to 15.2 per cent of the portfolio (31 December 2021: 14.3 per cent) and Stage 2 ECL coverage has increased to 15.1 per cent (31 December 2021: 12.0 per cent), both reflecting updates to the UK's macroeconomic outlook
•Stage 3 ECL coverage decreased to 53.6 per cent (31 December 2021: 56.9 per cent) due to model parameter updates to account for favourable recoveries performance
Loans and overdrafts
•Loans and advances for personal current account and the personal loans portfolios increased to £10.1 billion (31 December 2021: £9.6 billion) with continued recovery in customer spend and demand for credit
•The impairment charge was £241 million for the first half of 2022, compared to £58 million for the first half of 2021. These increases are largely due to the updates to the UK's macroeconomic outlook in addition to precautionary judgements to account for the increased risk of inflation and impact on the cost of living for Retail customers
•Stage 2 ECL coverage increased to 21.2 per cent (31 December 2021: 15.4 per cent) and overall ECL coverage increased to 5.4 per cent (31 December 2021: 4.7 per cent), both reflecting updates to the UK's macroeconomic outlook
•Stage 3 ECL coverage increased slightly to 70.7 per cent (31 December 2021: 67.5 per cent)

CREDIT RISK (continued)
UK Motor Finance
•The UK Motor Finance portfolio increased to £14.5 billion (31 December 2021: £14.3 billion) with continued new car supply constraints being offset by continued strong demand for used vehicles
•There was an impairment charge of £7 million for the first half of 2022 reflecting continued low levels of losses given continued resilient used car prices. This compares to a net release of £40 million for the first half of 2021, which benefitted from ECL releases as used car prices materially outperformed expectations set earlier in the pandemic. However, used car prices have begun to fall from recent high levels with this trend expected to continue. Overall ECL coverage has decreased to 2.0 per cent (31 December 2021: 2.1 per cent)
•Updates to Residual Value (RV) and Voluntary Termination (VT) risk held against Personal Contract Purchase (PCP) and Hire Purchase (HP) lending are included within the impairment charge. Continued resilience in used car prices and disposal experience, partially driven by global supply issues, has resulted in broadly flat RV and VT ECL of £94 million (31 December 2021: £95 million)
•Stage 2 ECL coverage increased to 4.4 per cent (31 December 2021: 4.0 per cent) and Stage 3 ECL coverage increased to 58.7 per cent (31 December 2021: 57.7 per cent)
Other
•Other loans and advances increased to £20.4 billion (31 December 2021: £19.6 billion)
•The impairment charge increased to £28 million for the first half of 2022, compared to £1 million for the first half of 2021, primarily due to updates to the UK macroeconomic forecast
Retail UK mortgages loans and advances to customers1

	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Mainstream	250,764	248,013
Buy-to-let	51,256	51,111
Specialist	8,473	9,220
Total	310,493	308,344
1Balances include the impact of HBOS related acquisition adjustments.

CREDIT RISK (continued)
Commercial Banking
•Commercial Banking actively supported its customers throughout the pandemic, through a range of propositions, including capital repayment holidays, working capital line increases and financial covenant waivers, as well as supporting small businesses and corporates through full use of UK Government schemes
•Although the UK economy recovered during the first quarter of 2022, the macroeconomic outlook has subsequently deteriorated. The war between Russia and Ukraine has aggravated inflationary pressures and supply chain disruption, adding to the cost of living squeeze, with some sectors such as travel, transportation, retail, leisure and hospitality particularly impacted. However, as a proportion of the Group’s overall lending, exposure to these sectors remains relatively limited with prudent risk appetite parameters in place to support customers and protect the Group's positions
•The Group is cognisant of a number of client risks associated with rising inflationary pressures and the weaker UK economic outlook, including weakening consumer sentiment, energy, fuel and commodities price inflation, supply chain disruption, labour markets, credit markets, interest rates and climate change
•The Group expects the longer term recovery to be slower in a few of the impacted sectors and anticipates structural changes over time in these, and a number of other sectors. Sector and credit risk appetite continue to be proactively managed to ensure the Group is protected and clients are supported in the right way
•Observed credit quality has been strong and broadly stable in the first half of 2022, noting that this could still be influenced by increased liquidity as a result of the significant temporary support provided by the UK Government in light of the pandemic, which has the potential to distort the underlying credit risk profile, particularly in the predominantly secured SME portfolio. Repayments under these schemes commenced in the second half of 2021, with low arrears to date. The level of arrears continues to be carefully monitored, with early risk mitigating activities taken as appropriate
•Although significant uncertainties remain, with a number of headwinds and the withdrawal of the Government COVID-19 support measures yet to impact portfolio performance to date, the Group continues to provide early support to its more vulnerable customers through focussed risk management via its Watchlist and Business Support framework. The Group will continue to balance prudent risk appetite with ensuring support for financially viable clients on their road to recovery
Impairment
•There was a net impairment charge of £77 million in the first half of 2022, compared to a release of £585 million in the first half of 2021. The charge was driven by economic outlook revisions offset by an observed performance release
•ECL allowances increased by £64 million to £1,379 million at 30 June 2022 (31 December 2021: £1,315 million). The ECL provision at 30 June 2022 captures the impact of inflationary pressures and supply chain constraints and assumes additional losses will emerge as a result of these and as structural changes emerge in some sectors
•Stage 2 loans and advances decreased marginally by £34 million to £6,001 million (31 December 2021: £6,035 million), of which 95.8 per cent are current and up to date. Stage 2 loans as a proportion of total loans and advances to customers reduced to 8.7 per cent (31 December 2021: 8.9 per cent). Stage 2 ECL coverage was higher at 4.8 per cent (31 December 2021: 4.0 per cent) with the increase in coverage a direct result of the forward look multiple economic scenarios
•Stage 3 loans and advances reduced to £2,586 million (31 December 2021: £2,862 million) and as a proportion of total loans and advances to customers, reduced to 3.7 per cent (31 December 2021: 4.2 per cent). Stage 3 ECL coverage increased to 39.2 per cent (31 December 2021: 34.8 per cent) predominantly driven by net repayments on Stage 3 loans and advances

CREDIT RISK (continued)
Commercial Banking UK Direct Real Estate
•Commercial Banking UK Direct Real Estate gross lending stood at £10.6 billion at 30 June 2022 (net of exposures subject to protection through Significant Risk Transfer (SRT) securitisations). The Group has a further £0.7 billion of UK Direct Real Estate exposure in Business Banking within the Retail division
•The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders). Exposures of £5.0 billion to social housing providers are also excluded
•Recognising this is a cyclical sector, caps are in place to control origination and exposure, including a number of asset type categories. Focus remains on the UK market and new business has been written in line with a prudent risk appetite with conservative LTVs, strong quality of income and proven management teams
•Overall performance has remained resilient and although the Group saw some increase in cases on its closer monitoring Watchlist category, levels of this remain significantly below that seen during the pandemic. Transfers to the Group's Business Support Unit have been limited
•Rent collection has largely recovered and stabilised following the coronavirus pandemic, although challenges remain in some sectors. Despite some material headwinds, including the inflationary environment and the impact of rising interest rates, the portfolio is well-positioned and proactively managed, with appropriate risk mitigants in place:
–CRE exposures continue to be heavily weighted towards investment real estate (c.90 per cent) over development. Of these investment exposures, c.90 per cent have an LTV of less than 60 per cent, with an average LTV of 39 per cent
–c.93 per cent of CRE investment exposures have an interest cover ratio of greater than 2.0 times and in SME, LTV at origination has been typically limited to c.55 per cent, given prudent repayment cover criteria (including a notional base rate stress)
–Approximately 48 per cent of CRE exposures relate to commercial real estate (with no speculative development lending) with the remainder related to residential real estate. The underlying sub-sector split is diversified with c.15 per cent of exposures secured by Retail assets and appetite tightened since 2018
–The Office portfolio is focused on prime locations with strong sponsors and low LTVs, as well as no speculative commercial development
–Use of SRT securitisations also acts as a risk mitigant in this portfolio, with run off of these carefully managed and sequenced
–Both investment and development lending is subject to specific credit risk appetite criteria. Development lending criteria include maximum loan to gross development value and maximum loan to cost, with funding typically only released against completed work, as confirmed by the Group’s monitoring quantity surveyor

FUNDING AND LIQUIDITY RISK
The Group has maintained its robust funding and liquidity position with a loan to deposit ratio of 96 per cent as at 30 June 2022 (96 per cent as at 31 December 2021). Customer deposits remain elevated despite the uncertainties that persist around the macroeconomic environment.
The Group's liquid assets continue to exceed the regulatory minimum and internal risk appetite, with a liquidity coverage ratio (LCR) of 134 per cent (based on a monthly rolling average over the previous 12 months) as at 30 June 2022.
The Net Stable Funding Ratio (NSFR) was implemented on 1 January 2022. The Group monitors this metric monthly and is in excess of the regulatory requirement of 100 per cent.
The Group’s credit ratings continue to reflect the strength of the Group's business model and balance sheet. Over the course of the year, Fitch and S&P affirmed the Group’s ratings. In July, Moody’s downgraded the subordinated ratings for Lloyds Bank plc by one notch based on their Loss Given Failure methodology. This was a technical and methodological change that puts us in line with peer issuers. The agencies continue to monitor the impact of cost of living increases and rising rates for the UK banking sector. The Group's strong management, franchise and financial performance along with robust capital and funding position are reflected in the Group's strong ratings.
Lloyds Bank Group funding requirements and sources

	At 30 Jun 2022 £bn	At 31 Dec 2021 £bn	Change %

Lloyds Bank Group funding position
Loans and advances to customers	435.0	430.8	1
Loans and advances to banks	5.7	4.5	27
Debt securities at amortised cost	6.4	4.6	39
Reverse repurchase agreements – non-trading	52.1	49.7	5
Financial assets at fair value through other comprehensive income	24.0	27.8	(14)
Cash and balances at central banks	70.4	54.3	30
Other assets[1]	32.7	31.1	5
Total Lloyds Bank Group assets	626.3	602.8	4
Less other liabilities[1]	(14.9)	(16.5)	(10)
Funding requirements	611.4	586.3	4

Customer deposits	450.9	449.4
Wholesale funding[2]	70.1	64.9	8
Repurchase agreements – non-trading	18.2	0.1
Term Funding Scheme with additional incentives for SMEs (TFSME)	30.0	30.0
Deposits from fellow Lloyds Banking Group undertakings	1.5	1.1	36
Total equity	40.7	40.8
Funding sources	611.4	586.3	4
1Other assets and other liabilities include the fair value of derivative assets and liabilities.
2Lloyds Bank Group’s definition of wholesale funding aligns with that used by other international market participants; including bank deposits, debt securities in issue and subordinated liabilities. Excludes balances relating to margins of £1.0 billion (31 December 2021: £1.3 billion). Includes significant risk transfer securitisations issued by special purpose vehicles of £1.6 billion (31 December 2021: £1.7 billion); comparatives have been presented on a consistent basis.

FUNDING AND LIQUIDITY RISK (continued)
Reconciliation of Group funding to the balance sheet

At 30 June 2022	Included in funding analysis £bn	Cash collateral received £bn	Fair value and other accounting methods £bn	Balance sheet £bn

Deposits from banks	2.7	1.0	0.3	4.0
Debt securities in issue	59.6	—	(6.4)	53.2
Subordinated liabilities	7.8	—	(1.3)	6.5
Total wholesale funding[1]	70.1	1.0
Customer deposits	450.9	—	—	450.9
Total	521.0	1.0

At 31 December 2021
Deposits from banks	1.9	1.4	0.1	3.4
Debt securities in issue	54.1	—	(5.4)	48.7
Subordinated liabilities	8.9	—	(0.2)	8.7
Total wholesale funding[1]	64.9	1.4
Customer deposits	449.4	—	—	449.4
Total	514.3	1.4
1Includes significant risk transfer securitisations issued by special purpose vehicles of £1.6 billion (31 December 2021: £1.7 billion); comparatives have been presented on a consistent basis.
Analysis of total wholesale funding by residual maturity

	Less than one month £bn	One to three months £bn	Three to six months £bn	Six to nine months £bn	Nine months to one year £bn	One to two years £bn	Two to five years £bn	More than five years £bn	Total at 30 Jun 2022 £bn	Total at 31 Dec 2021 £bn

Deposits from banks	2.0	0.7	—	—	—	—	—	—	2.7	1.9
Debt securities in issue:
Certificates of deposit	1.5	0.5	—	—	—	—	—	—	2.0	0.3
Commercial paper	5.6	2.3	0.2	—	—	—	—	—	8.1	3.6
Medium-term notes	—	1.5	1.9	0.8	2.8	6.4	10.7	6.5	30.6	29.4
Covered bonds	0.8	0.9	0.5	2.6	0.9	2.2	5.1	2.2	15.2	17.0
Securitisation	0.5	0.1	0.2	0.5	—	0.1	0.9	1.4	3.7	3.8
	8.4	5.3	2.8	3.9	3.7	8.7	16.7	10.1	59.6	54.1
Subordinated liabilities	—	—	—	—	0.2	—	2.0	5.6	7.8	8.9
Total wholesale funding[1]	10.4	6.0	2.8	3.9	3.9	8.7	18.7	15.7	70.1	64.9
1Excludes balances relating to margins of £1.0 billion (31 December 2021: £1.3 billion). Includes significant risk transfer securitisations issued by special purpose vehicles of £1.6 billion (31 December 2021: £1.7 billion); comparatives have been presented on a consistent basis.

FUNDING AND LIQUIDITY RISK (continued)
Analysis of 2022 term issuance

	Sterling £bn	US Dollar £bn	Euro £bn	Other currencies £bn	Total £bn

Securitisation[1]	0.3	—	—	—	0.3
Medium-term notes	—	0.7	—	1.2	1.9
Covered bonds	—	—	—	—	—
Private placements	—	—	—	—	—
Subordinated liabilities	—	—	—	—	—
Total issuance	0.3	0.7	—	1.2	2.2
1Includes significant risk transfer securitisations.
Liquidity portfolio
At 30 June 2022, the Group had £121.4 billion of highly liquid unencumbered LCR eligible assets, based on a monthly rolling average over the previous 12 months post any liquidity haircuts (31 December 2021: £114.7 billion). These assets are available to meet cash and collateral outflows and regulatory requirements.
The Group also has a significant amount of non-LCR eligible liquid assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.
LCR eligible assets

	Average
	2022[1] £bn	2021[2] £bn	Change %

Level 1
Cash and central bank reserves	58.6	50.3	17
High quality government/MDB/agency bonds[3]	58.2	60.6	(4)
High quality covered bonds	2.0	2.3	(13)
Total	118.8	113.2	5
Level 2[4]	2.6	1.5	73
Total LCR eligible assets	121.4	114.7	6
1Based on 12 months rolling average to 30 June 2022. Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts.
2Based on 12 months rolling average to 31 December 2021. Eligible assets are calculated as an average of month-end observations over the previous 12 months post any liquidity haircuts.
3Designated multilateral development bank (MDB).
4Includes Level 2A and Level 2B.

CAPITAL RISK
Analysis of CET1 capital position
The Group's CET1 capital ratio reduced from 16.7 per cent at 31 December 2021 to 14.1 per cent on 1 January 2022, before increasing during the period to 15.2 per cent at 30 June 2022. The reduction on 1 January 2022 reflected the impact of regulatory changes, including an increase in risk-weighted assets as well as other related modelled impacts, in addition to the reinstatement of the full deduction treatment for intangible software assets and phased unwind of IFRS 9 transitional relief. The subsequent increase in the first half of the year reflected profits for the period and a reduction in risk-weighted assets, partly offset by accelerated pension contributions made during the first quarter.
Risk-weighted assets increased from £161.6 billion at 31 December 2021 to around £178 billion on 1 January 2022, before reducing during the period to £173.8 billion at 30 June 2022. The increase on 1 January 2022 reflected the impact of regulatory changes, including the anticipated impact of the implementation of new CRD IV models to meet revised regulatory standards for modelled outputs and a new standardised approach for measuring counterparty credit risk (SA-CCR) following the UK implementation of the remainder of Capital Requirements Regulation (CRR) 2. The new CRD IV models remain subject to finalisation and approval by the PRA and therefore uncertainty over the final impact remains. The subsequent reduction in risk-weighted assets during the first half of the year was largely driven by optimisation activities and reductions from retail models reflecting the benign credit performance, partly offset by the growth in balance sheet lending.
Total capital requirement
The Group’s total capital requirement (TCR) as at 30 June 2022, being the aggregate of the Group's Pillar 1 and current Pillar 2A capital requirements, was £20,341 million (31 December 2021: £19,364 million).
Capital resources
An analysis of the Group’s actual capital position as at 30 June 2022 is presented in the following section. The capital position reflects the application of the transitional arrangements for IFRS 9.

CAPITAL RISK (continued)
The following table summarises the consolidated capital position of the Group.

	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Common equity tier 1
Shareholders’ equity per balance sheet	36,359	36,410
Cash flow hedging reserve	3,055	451
Other adjustments	(5)	770
	39,409	37,631
less: deductions from common equity tier 1
Goodwill and other intangible assets	(4,338)	(2,870)
Prudent valuation adjustment	(128)	(159)
Removal of defined benefit pension surplus	(4,003)	(3,200)
Deferred tax assets	(4,484)	(4,498)
Common equity tier 1 capital	26,456	26,904
Additional tier 1
Additional tier 1 instruments	4,268	4,949
Total tier 1 capital	30,724	31,853
Tier 2
Tier 2 instruments	5,115	6,322
Other adjustments	81	(266)
Total tier 2 capital	5,196	6,056
Total capital resources[1]	35,920	37,909

Risk-weighted assets	173,784	161,576

Common equity tier 1 capital ratio	15.2%	16.7%
Tier 1 capital ratio	17.7%	19.7%
Total capital ratio	20.7%	23.5%
1Following the completion of the transition to end-point eligibility rules on 1 January 2022, legacy tier 1 and tier 2 capital instruments subject to the original CRR transitional rules have now been fully removed from regulatory capital. Included in tier 2 capital is a single legacy tier 2 capital instrument of £14 million that remains eligible under the extended transitional rules of CRR 2. Excluding this instrument, total capital resources are £35,906 million and the total capital ratio is 20.7 per cent.

CAPITAL RISK (continued)
Movements in capital resources
The key movements are set out in the table below.

	Common equity tier 1 £m	Additional tier 1 £m	Tier 2 £m	Total capital £m

At 31 December 2021	26,904	4,949	6,056	37,909
Profit for the period	2,441	—	—	2,441
IFRS 9 transitional adjustment to retained earnings	(476)	—	—	(476)
Pension deficit contributions	(996)	—	—	(996)
Fair value through other comprehensive income reserve	8	—	—	8
Prudent valuation adjustment	31	—	—	31
Deferred tax asset	14	—	—	14
Goodwill and other intangible assets	(1,468)	—	—	(1,468)
Movements in other equity, subordinated liabilities, other tier 2 items and related adjustments	—	(681)	(860)	(1,541)
Distributions on other equity instruments	(114)	—	—	(114)
Other movements	112	—	—	112
At 30 June 2022	26,456	4,268	5,196	35,920
CET1 capital resources have reduced by £448 million during the period, primarily reflecting:
•The reduction on 1 January 2022 for regulatory changes including the reinstatement of the full deduction treatment for intangible software assets in addition to phased and other reductions in IFRS 9 transitional relief
•Accelerated pension deficit contributions (fixed and variable) paid during the first quarter into the Group's three main defined benefit pension schemes
•Partially offset by profits for the period
AT1 and Tier 2 capital resources have reduced during the period, primarily reflecting the removal of legacy capital instruments following the completion of the transition to end-point eligibility rules for regulatory capital on 1 January 2022. In addition, Tier 2 capital resources have reduced as result of the impact of movements in rates and regulatory amortisation, partially offset by sterling depreciation and movements in other adjustments.

CAPITAL RISK (continued)
Risk-weighted assets

	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Foundation Internal Ratings Based (IRB) Approach	37,559	39,548
Retail IRB Approach	80,340	65,435
Other IRB Approach[1]	6,083	7,117
IRB Approach	123,982	112,100
Standardised (STA) Approach[1]	19,972	19,861
Credit risk	143,954	131,961
Securitisation[1]	5,467	5,373
Counterparty credit risk	1,254	1,257
Credit valuation adjustment risk	534	207
Operational risk	22,449	22,575
Market risk	126	203
Risk-weighted assets	173,784	161,576
Of which threshold risk-weighted assets[2]	2,112	2,318
1Threshold risk-weighted assets are now included within the Standardised (STA) Approach. In addition securitisation risk-weighted assets are now shown separately. Comparatives have been presented on a consistent basis.
2Threshold risk-weighted assets reflect the element of deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital.
Risk-weighted assets have increased by £12 billion during the first half of the year, primarily reflecting:
•The increase on 1 January 2022 for regulatory changes, including the anticipated impact of the implementation of new CRD IV models to meet revised regulatory standards for modelled outputs and a new standardised approach for measuring counterparty credit risk (SA-CCR) following the UK implementation of the remainder of CRR 2
•A subsequent reduction largely reflecting optimisation activities and reductions from retail models reflecting the benign credit performance, partly offset by the growth in balance sheet lending

CAPITAL RISK (continued)
Leverage ratio
The table below summarises the component parts of the Group's leverage ratio.

	Fully loaded
	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Total tier 1 capital	30,724	31,172

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	5,042	5,511
Securities financing transactions	52,059	49,708
Loans and advances and other assets	569,222	547,630
Total assets	626,323	602,849

Qualifying central bank claims	(69,100)	(50,824)

Derivatives adjustments	(1,996)	185
Securities financing transactions adjustments	2,109	1,321
Off-balance sheet items	34,941	49,349
Amounts already deducted from Tier 1 capital	(12,729)	(9,994)
Other regulatory adjustments[1]	(7,421)	(8,236)
Total exposure measure	572,127	584,650
Average exposure measure[2]	572,450

UK leverage ratio	5.4%	5.3%
Average UK leverage ratio[2]	5.3%

Leverage exposure measure (including central bank claims)	641,227	635,474
Leverage ratio (including central bank claims)	4.8%	4.9%
1Includes deconsolidation adjustments that relate to the deconsolidation of certain Group entities that fall outside the scope of the Group's regulatory capital consolidation and adjustments to exclude lending under the UK Government’s Bounce Back Loan Scheme (BBLS).
2The average UK leverage ratio is based on the average of the month end tier 1 capital position and average exposure measure over the quarter (1 April 2022 to 30 June 2022). The average of 5.3 per cent compares to 5.1 per cent at the start and 5.4 per cent at the end of the quarter.
Analysis of leverage movements
The Group’s UK leverage ratio increased to 5.4 per cent (31 December 2021: 5.3 per cent), primarily reflecting the £12.5 billion reduction in the leverage exposure measure, partially offset by the reduction in the total tier 1 capital position. The reduction in the exposure measure largely reflected a reduction in the measure for off-balance sheet items as a result of optimisation activity which has resulted in a reduction in the credit conversion factor applied to residential mortgage offers.
Following a direction received from the PRA during 2020 the Group is permitted to exclude lending under the UK Government’s Bounce Back Loan Scheme (BBLS) from the leverage exposure measure.
The average UK leverage ratio was 5.3 per cent over the quarter, compared to 5.1 per cent at the start of the quarter, reflecting both the increase in the total tier 1 capital position across the quarter and the reduction in the exposure measure.

CAPITAL RISK (continued)
Application of IFRS 9 on a full impact basis for capital and leverage

	IFRS 9 full impact
	At 30 Jun 2022	At 31 Dec 2021

Common equity tier 1 (£m)	26,310	26,253
Transitional tier 1 (£m)	30,578	31,202
Transitional total capital (£m)	35,935	38,039
Total risk-weighted assets (£m)	173,897	161,805
Common equity tier 1 ratio (%)	15.1%	16.2%
Transitional tier 1 ratio (%)	17.6%	19.3%
Transitional total capital ratio (%)	20.7%	23.5%
UK leverage ratio exposure measure (£m)	571,980	584,000
UK leverage ratio (%)	5.3%	5.2%
The Group applies the full extent of the IFRS 9 transitional arrangements for capital as set out under CRR Article 473a (as amended via the CRR 'Quick Fix' revisions published in June 2020). Specifically, the Group has opted to apply both paragraphs 2 and 4 of CRR Article 473a (static and dynamic relief) and in addition to apply a 100 per cent risk weight to the consequential Standardised credit risk exposure add-back as permitted under paragraph 7a of the revisions.
As at 30 June 2022, static relief under the transitional arrangements amounted to £132 million (31 December 2021: £264 million) and dynamic relief amounted to £14 million (31 December 2021: £387 million) through CET1 capital.
Regulatory capital developments
A consultation on the UK implementation of the remaining Basel III reforms (also referred to as Basel 3.1), which include significant revisions to the credit risk, CVA and operational risk framework is expected to be published by UK regulators in the fourth quarter of 2022. Depending on the level of application, the new rules could potentially lead to the phased introduction of a risk-weighted assets output floor for the Group. The final rules are currently expected to apply from 1 January 2025, with any output floor expected to be phased in over several years.
Half-year Pillar 3 disclosures
The Group will publish a condensed set of half-year Pillar 3 disclosures in the second half of August. A copy of the disclosures will be available to view at: www.lloydsbankinggroup.com/investors/financial-downloads

STATUTORY INFORMATION

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Note	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m

Interest income		7,124	6,397
Interest expense		(1,035)	(1,021)
Net interest income		6,089	5,376
Fee and commission income		1,180	1,070
Fee and commission expense		(532)	(480)
Net fee and commission income	4	648	590
Net trading income		208	303
Other operating income		1,107	1,038
Other income		1,963	1,931
Total income		8,052	7,307
Operating expenses	5	(4,405)	(4,564)
Impairment (charge) credit	6	(364)	677
Profit before tax		3,283	3,420
Tax (expense) credit	7	(842)	288
Profit for the period		2,441	3,708

Profit attributable to ordinary shareholders		2,313	3,489
Profit attributable to other equity holders		114	203
Profit attributable to equity holders		2,427	3,692
Profit attributable to non-controlling interests		14	16
Profit for the period		2,441	3,708
The accompanying notes are an integral part of the condensed consolidated half-year financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m

Profit for the period	2,441	3,708
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	(382)	604
Tax	175	(323)
	(207)	281
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	—	—
Tax	(1)	1
	(1)	1
Gains and losses attributable to own credit risk:
Gains (losses) before tax	421	(48)
Tax	(127)	22
	294	(26)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	(27)	41
Income statement transfers in respect of disposals	30	59
Income statement transfers in respect of impairment	—	(2)
Tax	5	(12)
	8	86
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	(3,382)	(1,074)
Net income statement transfers	(182)	(275)
Tax	960	349
	(2,604)	(1,000)
Movements in foreign currency translation reserve:
Currency translation differences (tax: £nil)	38	(7)
Transfers to income statement (tax: £nil)	—	—
	38	(7)
Other comprehensive income for the period, net of tax	(2,472)	(665)
Total comprehensive income for the period	(31)	3,043

Total comprehensive income attributable to ordinary shareholders	(159)	2,824
Total comprehensive income attributable to other equity holders	114	203
Total comprehensive income attributable to equity holders	(45)	3,027
Total comprehensive income attributable to non-controlling interests	14	16
Total comprehensive income for the period	(31)	3,043

CONSOLIDATED BALANCE SHEET (UNAUDITED)

	Note	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Assets
Cash and balances at central banks		70,375	54,279
Items in the course of collection from banks		203	147
Financial assets at fair value through profit or loss	8	1,429	1,798
Derivative financial instruments		5,042	5,511
Loans and advances to banks		5,661	4,478
Loans and advances to customers		434,968	430,829
Reverse repurchase agreements		52,057	49,708
Debt securities		6,401	4,562
Due from fellow Lloyds Banking Group undertakings		714	739
Financial assets at amortised cost	9	499,801	490,316
Financial assets at fair value through other comprehensive income		24,029	27,786
Goodwill		470	470
Other intangible assets		4,295	4,144
Current tax recoverable		601	220
Deferred tax assets		4,476	4,048
Retirement benefit assets	11	5,473	4,531
Other assets		10,129	9,599
Total assets		626,323	602,849

Liabilities
Deposits from banks		4,034	3,363
Customer deposits		450,928	449,373
Repurchase agreements at amortised cost		48,153	30,106
Due to fellow Lloyds Banking Group undertakings		1,658	1,490
Items in course of transmission to banks		358	308
Financial liabilities at fair value through profit or loss		5,643	6,537
Derivative financial instruments		5,488	4,643
Notes in circulation		1,269	1,321
Debt securities in issue	10	53,223	48,724
Other liabilities		6,236	5,391
Retirement benefit obligations	11	187	230
Deferred tax liabilities		143	—
Other provisions	12	1,773	1,933
Subordinated liabilities		6,515	8,658
Total liabilities		585,608	562,077

Equity
Share capital		1,574	1,574
Share premium account		600	600
Other reserves		2,842	5,400
Retained profits		31,343	28,836
Ordinary shareholders’ equity		36,359	36,410
Other equity instruments		4,268	4,268
Total equity excluding non-controlling interests		40,627	40,678
Non-controlling interests		88	94
Total equity		40,715	40,772
Total equity and liabilities		626,323	602,849

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 January 2022	2,174	5,400	28,836	36,410	4,268	94	40,772
Comprehensive income
Profit for the period	—	—	2,313	2,313	114	14	2,441
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	(207)	(207)	—	—	(207)
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	8	—	8	—	—	8
Equity shares	—	(1)	—	(1)	—	—	(1)
Gains and losses attributable to own credit risk, net of tax	—	—	294	294	—	—	294
Movements in cash flow hedging reserve, net of tax	—	(2,604)	—	(2,604)	—	—	(2,604)
Movements in foreign currency translation reserve, net of tax	—	38	—	38	—	—	38
Total other comprehensive income	—	(2,559)	87	(2,472)	—	—	(2,472)
Total comprehensive income[1]	—	(2,559)	2,400	(159)	114	14	(31)
Transactions with owners
Dividends	—	—	—	—	—	(20)	(20)
Distributions on other equity instruments	—	—	—	—	(114)	—	(114)
Capital contributions received	—	—	110	110	—	—	110
Return of capital contributions	—	—	(2)	(2)	—	—	(2)
Total transactions with owners	—	—	108	108	(114)	(20)	(26)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	1	(1)	—	—	—	—
At 30 June 2022[2]	2,174	2,842	31,343	36,359	4,268	88	40,715
1Total comprehensive income attributable to owners of the parent was a deficit of £45 million.
2Total equity attributable to owners of the parent was £40,627 million.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 January 2021	2,174	7,181	25,750	35,105	5,935	78	41,118
Comprehensive income
Profit for the period	—	—	3,489	3,489	203	16	3,708
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	281	281	—	—	281
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	86	—	86	—	—	86
Equity shares	—	1	—	1	—	—	1
Gains and losses attributable to own credit risk, net of tax	—	—	(26)	(26)	—	—	(26)
Movements in cash flow hedging reserve, net of tax	—	(1,000)	—	(1,000)	—	—	(1,000)
Movements in foreign currency translation reserve, net of tax	—	(7)	—	(7)	—	—	(7)
Total other comprehensive income	—	(920)	255	(665)	—	—	(665)
Total comprehensive income[1]	—	(920)	3,744	2,824	203	16	3,043
Transactions with owners
Dividends	—	—	(1,000)	(1,000)	—	(3)	(1,003)
Distributions on other equity instruments	—	—	—	—	(203)	—	(203)
Issue of other equity instruments	—	—	(1)	(1)	1,550	—	1,549
Redemptions of other equity instruments	—	—	(9)	(9)	(1,841)	—	(1,850)
Capital contributions received	—	—	78	78	—	—	78
Return of capital contributions	—	—	(2)	(2)	—	—	(2)
Total transactions with owners	—	—	(934)	(934)	(494)	(3)	(1,431)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	(1)	1	—	—	—	—
At 30 June 2021[2]	2,174	6,260	28,561	36,995	5,644	91	42,730
1Total comprehensive income attributable to owners of the parent was £3,027 million.
2Total equity attributable to owners of the parent was £42,639 million.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED) (continued)

	Attributable to ordinary shareholders
	Share capital and premium £m	Other reserves £m	Retained profits £m	Total £m	Other equity instruments £m	Non- controlling interests £m	Total £m

At 1 July 2021	2,174	6,260	28,561	36,995	5,644	91	42,730
Comprehensive income
Profit for the period	—	—	1,337	1,337	141	16	1,494
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	781	781	—	—	781
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	110	—	110	—	—	110
Equity shares	—	—	—	—	—	—	—
Gains and losses attributable to own credit risk, net of tax	—	—	(26)	(26)	—	—	(26)
Movements in cash flow hedging reserve, net of tax	—	(958)	—	(958)	—	—	(958)
Movements in foreign currency translation reserve, net of tax	—	(12)	—	(12)	—	—	(12)
Total other comprehensive income	—	(860)	755	(105)	—	—	(105)
Total comprehensive income[1]	—	(860)	2,092	1,232	141	16	1,389
Transactions with owners
Dividends	—	—	(1,900)	(1,900)	—	(11)	(1,911)
Distributions on other equity instruments	—	—	—	—	(141)	—	(141)
Redemptions of other equity instruments	—	—	—	—	(1,376)	—	(1,376)
Capital contributions received	—	—	86	86	—	—	86
Return of capital contributions	—	—	(2)	(2)	—	—	(2)
Changes in non-controlling interests	—	—	(1)	(1)	—	(2)	(3)
Total transactions with owners	—	—	(1,817)	(1,817)	(1,517)	(13)	(3,347)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	—	—	—	—	—	—
At 31 December 2021[2]	2,174	5,400	28,836	36,410	4,268	94	40,772
1Total comprehensive income attributable to owners of the parent was £1,373 million.
2Total equity attributable to owners of the parent was £40,678 million.

CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021[1] £m

Cash flows from operating activities
Profit before tax	3,283	3,420
Adjustments for:
Change in operating assets	(13,288)	1,799
Change in operating liabilities	26,163	6,422
Non-cash and other items	(1,196)	(1,068)
Tax paid (net)	(470)	(646)
Net cash provided by operating activities	14,492	9,927
Cash flows from investing activities
Purchase of financial assets	(2,359)	(5,411)
Proceeds from sale and maturity of financial assets	5,191	6,335
Purchase of fixed assets	(1,584)	(1,509)
Proceeds from sale of fixed assets	431	542
Net cash provided by (used in) investing activities	1,679	(43)
Cash flows from financing activities
Dividends paid to ordinary shareholders	—	(1,000)
Distributions on other equity instruments	(114)	(203)
Dividends paid to non-controlling interests	(20)	(3)
Return of capital contributions	(2)	(2)
Interest paid on subordinated liabilities	(199)	(310)
Proceeds from issue of subordinated liabilities	—	1,086
Proceeds from issue of other equity instruments	—	1,549
Repayment of subordinated liabilities	(1,644)	(471)
Redemption of other equity instruments	—	(1,850)
Borrowings from parent company	73	2,459
Repayments of borrowings to parent company	—	(850)
Interest paid on borrowings from parent company	(96)	(127)
Net cash (used in) provided by financing activities	(2,002)	278
Effects of exchange rate changes on cash and cash equivalents	1	—
Change in cash and cash equivalents	14,170	10,162
Cash and cash equivalents at beginning of period	55,960	51,622
Cash and cash equivalents at end of period	70,130	61,784
1Restated, see page 34.
Cash and cash equivalents comprise cash and non-mandatory balances with central banks and amounts due from banks with an original maturity of less than three months.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS
Note 1: Basis of preparation and accounting policies
These condensed consolidated half-year financial statements as at and for the period to 30 June 2022 have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and comprise the results of Lloyds Bank plc (the Bank) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended 31 December 2021 which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB. Copies of the 2021 Annual Report on Form 20-F are available on the Lloyds Banking Group’s website.
The Directors consider that it is appropriate to continue to adopt the going concern basis in preparing the condensed consolidated half-year financial statements. In reaching this assessment, the Directors have taken into account the uncertainties affecting the UK economy and their potential effects upon the Group’s performance and projected funding and capital position; the impact of further stress scenarios has also been considered. On this basis, the Directors are satisfied that the Group will maintain adequate levels of funding and capital for the foreseeable future.
Changes in accounting policy
Except for the matter referred to below, the Group's accounting policies are consistent with those applied by the Group in its financial statements for the year ended 31 December 2021 and there have been no changes in the Group's methods of computation.
Cash and cash equivalents: Following a decision by the IFRS Interpretations Committee in April 2022, the Group includes mandatory reserve deposits with central banks that are held in demand accounts within cash and cash equivalents disclosed in the cash flow statement, whereas these amounts were previously excluded from the amount presented in the cash flow statement. This change increased the Group’s cash and cash equivalents at 31 December 2021 by £2,770 million (to £55,960 million) and at 30 June 2021 by £3,095 million (to £61,784 million).
Future accounting developments
The IASB has issued a number of minor amendments to IFRSs effective 1 January 2023 (including IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors). These amendments are not expected to have a significant impact on the Group.
Note 2: Critical accounting judgements and key sources of estimation uncertainty
The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may include amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group’s significant judgements, estimates and assumptions are unchanged compared to those applied at 31 December 2021, except as detailed below.
Allowance for expected credit losses
The Group recognises an allowance for expected credit losses (ECLs) for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets measured at fair value through other comprehensive income and certain loan commitment and financial guarantee contracts. At 30 June 2022 the Group’s expected credit loss allowance was £4,064 million (31 December 2021: £4,000 million), of which £3,839 million (31 December 2021: £3,806 million) was in respect of drawn balances.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)
The calculation of the Group’s expected credit loss allowances and provisions against loan commitments and guarantees under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. These are set out in detail in the Group’s financial statements for the year ended 31 December 2021. The principal changes made in the half-year to 30 June 2022 are as follows:
Base case and MES economic assumptions
The Group’s base case economic scenario has been revised in light of the ongoing war in Ukraine, intensifying global inflation pressures, and a continuing shift towards a more restrictive monetary policy stance by central banks. The Group’s updated base case scenario has two conditioning assumptions: first, no further UK COVID-19 national lockdowns are mandated; and, second, the war in Ukraine remains ‘local’, i.e. without overtly involving neighbouring countries, NATO or China.
Based on these assumptions and incorporating the economic data published in the second quarter, the Group’s base case scenario is for a modest rise in the unemployment rate alongside an easing of residential and commercial property prices, as the UK Bank Rate continues to be raised in response to persistent inflationary pressures. Risks around this base case economic view lie in both directions, and are partly captured by the generation of alternative economic scenarios. Uncertainties relating to key epidemiological developments, notably the possibility that a vaccine-resistant strain could emerge, are not specifically captured by these scenarios. These specific risks are recognised outside of the modelled scenarios with a central adjustment.
The Group has taken into account the latest available information at the reporting date in defining its base case scenario and generating alternative economic scenarios. The scenarios include forecasts for key variables in the second quarter of 2022, for which actuals may have since emerged prior to publication.
The Group’s approach to generating alternative economic scenarios is set out in detail in its financial statements for the year ended 31 December 2021. For June 2022, the Group has judged it appropriate to include a non-modelled severe downside scenario to incorporate high CPI inflation and UK Bank Rate profiles and to adopt this adjusted severe downside scenario to calculate the Group's ECL. This is because the historic macroeconomic and loan loss data upon which the scenario model is calibrated imply an association of downside economic outcomes with easier monetary policy, and therefore low interest rates. The adjustment is considered to better reflect the risks around the Group’s base case view in an economic environment where supply shocks are the principal concern.
Scenarios by year
Key annual assumptions made by the Group are shown below. Gross domestic product and Consumer Price Index (CPI) inflation are presented as an annual change, house price growth and commercial real estate price growth are presented as the growth in the respective indices within the period. Unemployment rate and UK Bank Rate are averages for the period. For 31 December 2021, CPI numbers are translations of modelled Retail Price Index excluding mortgage interest payments (RPIX) estimates, except for the base case view.
The key UK economic assumptions made by the Group averaged over a five-year period are also shown below. The use of calendar years maintains a comparability between tables disclosed, noting that comparatives reflect one calendar year earlier.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)

At 30 June 2022	2022%	2023%	2024%	2025%	2026%	2022 to 2026 average %

Upside
Gross domestic product	3.5	1.2	1.8	1.7	1.7	2.0
Unemployment rate	3.1	2.7	2.9	3.2	3.4	3.1
House price growth	3.2	3.6	9.3	5.9	4.3	5.2
Commercial real estate price growth	9.2	1.8	0.9	(0.9)	(0.2)	2.1
UK Bank Rate	1.64	3.12	2.97	2.88	2.78	2.68
CPI inflation	8.6	5.5	2.5	1.9	2.2	4.1

Base case
Gross domestic product	3.3	0.6	1.5	1.6	1.7	1.7
Unemployment rate	3.8	4.2	4.4	4.5	4.5	4.3
House price growth	1.8	(1.4)	3.4	1.2	1.0	1.2
Commercial real estate price growth	1.8	(5.0)	(1.6)	(1.3)	0.8	(1.1)
UK Bank Rate	1.44	2.25	2.00	2.00	2.00	1.94
CPI inflation	8.6	5.5	2.2	1.3	1.5	3.8

Downside
Gross domestic product	3.0	(0.1)	1.1	1.4	1.7	1.4
Unemployment rate	4.5	6.0	6.3	6.1	5.9	5.8
House price growth	(0.1)	(7.6)	(4.6)	(5.1)	(3.5)	(4.2)
Commercial real estate price growth	(4.4)	(11.9)	(5.5)	(3.6)	(0.7)	(5.3)
UK Bank Rate	1.25	1.23	0.80	0.85	0.95	1.02
CPI inflation	8.7	5.5	1.8	0.6	0.7	3.5

Severe downside
Gross domestic product	1.6	(1.8)	1.0	1.4	1.6	0.8
Unemployment rate	5.8	8.7	8.7	8.3	7.7	7.8
House price growth	(1.6)	(14.0)	(12.3)	(10.5)	(6.4)	(9.1)
Commercial real estate price growth	(14.9)	(20.9)	(11.0)	(5.6)	1.0	(10.6)
UK Bank Rate – modelled	0.76	0.18	0.18	0.21	0.24	0.31
UK Bank Rate – adjusted	2.94	4.75	3.00	2.25	2.25	3.04
CPI inflation – modelled	8.6	5.1	0.9	(0.5)	(0.5)	2.7
CPI inflation – adjusted	9.8	13.7	4.1	1.7	0.1	5.9

Probability-weighted
Gross domestic product	3.1	0.3	1.5	1.5	1.7	1.6
Unemployment rate	4.0	4.7	5.0	5.0	4.9	4.7
House price growth	1.3	(3.0)	1.2	(0.5)	(0.1)	(0.2)
Commercial real estate price growth	0.5	(6.6)	(3.0)	(2.3)	0.1	(2.3)
UK Bank Rate – modelled	1.37	2.00	1.75	1.74	1.75	1.72
UK Bank Rate – adjusted	1.59	2.46	2.03	1.94	1.95	1.99
CPI inflation – modelled	8.6	5.5	2.0	1.1	1.3	3.7
CPI inflation – adjusted	8.8	6.3	2.3	1.3	1.3	4.0

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)

At 31 December 2021	2021%	2022%	2023%	2024%	2025%	2021 to 2025 average %

Upside
Gross domestic product	7.1	4.0	1.4	1.3	1.4	3.0
Unemployment rate	4.4	3.3	3.4	3.5	3.7	3.7
House price growth	10.1	2.6	4.9	4.7	3.6	5.1
Commercial real estate price growth	12.4	5.8	0.7	1.0	(0.6)	3.7
UK Bank Rate	0.14	1.44	1.74	1.82	2.03	1.43
CPI inflation	2.6	5.9	3.3	2.6	3.3	3.5

Base case
Gross domestic product	7.1	3.7	1.5	1.3	1.3	2.9
Unemployment rate	4.5	4.3	4.4	4.4	4.5	4.4
House price growth	9.8	0.0	0.0	0.5	0.7	2.1
Commercial real estate price growth	10.2	(2.2)	(1.9)	0.1	0.6	1.2
UK Bank Rate	0.14	0.81	1.00	1.06	1.25	0.85
CPI inflation	2.6	5.9	3.0	1.6	2.0	3.0

Downside
Gross domestic product	7.1	3.4	1.3	1.1	1.2	2.8
Unemployment rate	4.7	5.6	5.9	5.8	5.7	5.6
House price growth	9.2	(4.9)	(7.8)	(6.6)	(4.7)	(3.1)
Commercial real estate price growth	8.6	(10.1)	(7.0)	(3.4)	(0.3)	(2.6)
UK Bank Rate	0.14	0.45	0.52	0.55	0.69	0.47
CPI inflation	2.6	5.8	2.8	1.3	1.6	2.8

Severe downside
Gross domestic product	6.8	0.9	0.4	1.0	1.4	2.1
Unemployment rate	4.9	7.7	8.5	8.1	7.6	7.3
House price growth	9.1	(7.3)	(13.9)	(12.5)	(8.4)	(6.9)
Commercial real estate price growth	5.8	(19.6)	(12.1)	(5.3)	(0.5)	(6.8)
UK Bank Rate	0.14	0.04	0.06	0.08	0.09	0.08
CPI inflation	2.6	5.8	2.3	0.5	0.9	2.4

Probability-weighted
Gross domestic product	7.0	3.4	1.3	1.2	1.3	2.8
Unemployment rate	4.6	4.7	5.0	5.0	4.9	4.8
House price growth	9.6	(1.4)	(2.3)	(1.7)	(1.0)	0.6
Commercial real estate price growth	9.9	(3.9)	(3.7)	(1.2)	(0.1)	0.1
UK Bank Rate	0.14	0.82	0.99	1.04	1.20	0.83
CPI inflation	2.6	5.9	2.9	1.7	2.2	3.1

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)
Base case scenario by quarter
Key quarterly assumptions made by the Group in the base case scenario are shown below. Gross domestic product is presented quarter-on-quarter. House price growth, commercial real estate price growth and CPI inflation are presented year-on-year i.e from the equivalent quarter in the previous year. Unemployment rate and UK Bank Rate are presented as at the end of each quarter.

At 30 June 2022	First quarter 2022%	Second quarter 2022%	Third quarter 2022%	Fourth quarter 2022%	First quarter 2023%	Second quarter 2023%	Third quarter 2023%	Fourth quarter 2023%

Gross domestic product	0.8	(0.4)	0.1	0.2	0.2	0.2	0.4	0.4
Unemployment rate	3.7	3.8	3.8	3.9	4.0	4.2	4.3	4.3
House price growth	11.1	10.5	6.8	1.8	(2.2)	(4.1)	(3.7)	(1.4)
Commercial real estate price growth	18.0	15.3	9.5	1.8	(4.3)	(6.3)	(5.3)	(5.0)
UK Bank Rate	0.75	1.25	1.75	2.00	2.25	2.25	2.25	2.25
CPI inflation	6.2	9.1	9.3	10.0	9.0	5.4	5.0	2.8

At 31 December 2021	First quarter 2021%	Second quarter 2021%	Third quarter 2021%	Fourth quarter 2021%	First quarter 2022%	Second quarter 2022%	Third quarter 2022%	Fourth quarter 2022%

Gross domestic product	(1.3)	5.4	1.1	0.4	0.1	1.5	0.5	0.3
Unemployment rate	4.9	4.7	4.3	4.3	4.4	4.3	4.3	4.3
House price growth	6.5	8.7	7.4	9.8	8.4	6.1	3.2	0.0
Commercial real estate price growth	(2.9)	3.4	7.5	10.2	8.4	5.2	0.9	(2.2)
UK Bank Rate	0.10	0.10	0.10	0.25	0.50	0.75	1.00	1.00
CPI inflation	0.6	2.1	2.8	4.9	5.3	6.5	6.3	5.3

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)
ECL sensitivity to economic assumptions
The table below shows the Group’s ECL for the upside, base case, downside and severe downside scenarios. The stage allocation for an asset is based on the overall scenario probability-weighted PD and, hence, the staging of assets is constant across all the scenarios. In each economic scenario the ECL for individual assessments and post-model adjustments is constant, reflecting the basis on which they are evaluated. Judgements applied through changes to inputs are reflected in the scenario sensitivities. The probability-weighted view shows the extent to which a higher ECL allowance has been recognised to take account of multiple economic scenarios relative to the base case; the uplift being £372 million compared to £221 million at 31 December 2021.

At 30 June 2022	Probability- weighted £m	Upside £m	Base case £m	Downside £m	Severe downside £m

UK mortgages	837	462	610	980	2,213
Credit cards	629	546	597	686	804
Other Retail	997	949	981	1,029	1,093
Commercial Banking	1,383	1,194	1,286	1,451	2,040
Other	218	216	218	218	219
ECL allowance	4,064	3,367	3,692	4,364	6,369

At 31 December 2021
UK mortgages	837	637	723	967	1,386
Credit cards	521	442	500	569	672
Other Retail	908	844	892	947	1,034
Commercial Banking	1,316	1,182	1,246	1,384	1,728
Other	418	416	418	419	421
ECL allowance	4,000	3,521	3,779	4,286	5,241
The impact of changes in the UK unemployment rate and House Price Index (HPI) have also been assessed. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group’s ECL to gradual changes in these two critical economic factors. The assessment has been made against the base case with the reported staging unchanged and is assessed through the direct impact on modelled ECL only.
The table below shows the impact on the Group’s ECL resulting from a 1 percentage point (pp) increase or decrease in the UK unemployment rate. The increase or decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario. An immediate increase or decrease would drive a more material ECL impact as it would be fully reflected in both 12-month and lifetime PDs.

	At 30 June 2022		At 31 December 2021
1pp increase in unemployment £m		1pp decrease in unemployment £m	1pp increase in unemployment £m	1pp decrease in unemployment £m

UK mortgages	13	(11)	23	(18)
Credit cards	22	(22)	20	(20)
Other Retail	14	(13)	14	(14)
Commercial Banking	53	(45)	49	(42)
Other	1	(1)	1	(1)
ECL impact	103	(92)	107	(95)

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)
The table below shows the impact on the Group’s ECL in respect of UK mortgages resulting from an increase or decrease in loss given default for a 10 percentage point (pp) increase or decrease in the UK House Price Index (HPI). The increase or decrease is presented based on the adjustment phased evenly over the first ten quarters of the base case scenario. The increased ECL sensitivity in the period has resulted from the change in definition of default and associated model changes. This has resulted in greater univariate sensitivity of predicted defaults and possession rates to future house price levels, alongside the direct impact on forecast sale values.

	At 30 June 2022		At 31 December 2021
	10pp increase in HPI	10pp decrease in HPI	10pp increase in HPI	10pp decrease in HPI

ECL impact, £m	(137)	216	(112)	162
Application of judgement in adjustments to modelled ECL
Impairment models fall within the Group’s model risk framework with model monitoring, periodic validation and back testing performed on model components (i.e. probability of default, exposure at default and loss given default). Limitations in the Group’s impairment models or data inputs may be identified through the ongoing assessment and validation of the output of the models. In these circumstances, management make appropriate adjustments to the Group’s allowance for impairment losses to ensure that the overall provision adequately reflects all material risks. These adjustments are determined by considering the particular attributes of exposures which have not been adequately captured by the impairment models and range from changes to model inputs and parameters, at account level, through to more qualitative post-model adjustments.
Judgements are not typically assessed under each distinct economic scenario used to generate ECL, but instead are applied incrementally to final modelled ECL which reflects the probability-weighted view of all scenarios. All adjustments are reviewed quarterly and are subject to internal review and challenge, including by the Audit Committee, to ensure that amounts are appropriately calculated and that there are specific release criteria identified.
The coronavirus pandemic and the various support measures that were put in place resulted in an economic environment which differed significantly from the historical economic conditions upon which the impairment models had been built. As a result there has been a greater need for management judgements to be applied alongside the use of models. Over the first half of 2022 the intensifying inflationary pressures within the Group’s outlook have created further risks not present in these historic conditions. Conversely, the direct impact of the pandemic on both economic and credit performance has appeared to reduce, resulting in a reduction in judgements required specifically to capture COVID-19 risks. At 30 June 2022 total management judgement resulted in additional ECL allowances of £796 million (31 December 2021: £1,278 million). The table below analyses total ECL allowance by portfolio, separately identifying the amounts that have been modelled, those that have been individually assessed and those arising through the application of management judgement.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)

			Judgements due to:
At 30 June 2022	Modelled ECL £m	Individually assessed £m	COVID-19[1] £m	Inflationary risk £m	Other £m	Total ECL £m

UK mortgages	565	—	39	—	233	837
Credit cards	528	—	18	91	(8)	629
Other Retail	856	—	16	63	62	997
Commercial Banking	390	911	15	116	(49)	1,383
Other	18	—	200	—	—	218
Total	2,357	911	288	270	238	4,064

At 31 December 2021
UK mortgages	292	—	67	52	426	837
Credit cards	436	—	94	—	(9)	521
Other Retail	801	—	57	—	50	908
Commercial Banking	270	905	155	—	(14)	1,316
Other	18	—	400	—	—	418
Total	1,817	905	773	52	453	4,000
1Judgements introduced to address the impact that COVID-19 and resulting interventions have had on the Group’s economic outlook and observed loss experience, which have required additional model limitations to be addressed.
Except as noted below, the nature of the judgements is consistent with those applied by the Group in its financial statements for the year ended 31 December 2021. The 30 June 2022 allowance has been re-assessed based on latest economic outlook, data points and modelled result.
Judgements due to COVID-19
UK mortgages: £39 million (31 December 2021: £67 million)
These adjustments principally comprise:
Increase in time to repossession: £39 million (31 December 2021: £52 million)
This reflects an adjustment made to allow for an increase in the time assumed between default and repossession as a result of the Group temporarily suspending the repossession of properties to support customers during the pandemic. The reduction in scale of the judgement reflects the lower sensitivity of the time between default and repossession following the change in definition of default to align with the CRD IV regulatory definition adopted from 1 January 2022.
Credit cards: £18 million (31 December 2021: £94 million) and Other Retail: £16 million (31 December 2021: £57 million)
These adjustments principally comprise:
Recognition of support measures: Credit cards: £18 million (31 December 2021: £94 million) and Other Retail: £16 million (31 December 2021: £40 million)
Government support and subdued levels of consumer spending were judged to contribute to a reduced flow of accounts into default. Adjustments to address reduced default rates have been largely released following convergence between actual and predicted levels, with predicted levels reducing as a consequence of an improved economic outturn. Default rates continue to be adjusted for Motor and Business Banking where defaults remain below predictions, or in the case of Business Banking, susceptible to the impact of Business Bounce Back Loans. The remaining adjustment on credit cards is to reverse the benefit of lower predicted exposures at default due to the current subdued levels of consumer spending.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)
Commercial Banking: £15 million (31 December 2021: £155 million)
These adjustments principally comprise:
Adjustment to economic variables used as inputs to models: £21 million (31 December 2021: £88 million)
Observed reductions in the rate of UK corporate insolvencies, used as an input to commercial default models, continue to require judgemental uplifts, to generate a more appropriate level of predicted defaults. With model outputs based on the lagged 12 months of observed insolvency data, management believe that the historically low levels of insolvencies seen during 2021 were impacted by the pandemic and still do not fully reflect the underlying credit risk, however the adjustment has reduced significantly as observed levels of insolvencies have started to normalise and arrears have remained low.
Specific sector risks: £nil (31 December 2021: £80 million)
Judgemental uplifts which previously applied a targeted stress on likelihood and severity of loss to sectors considered to be exposed to an elevated risk from COVID-19 have been released. This is because COVID-19 and potential social restrictions are no longer considered to pose an elevated risk to these industries. Wider economic risks have now been assessed separately with similar judgemental adjustments raised to reflect inflationary pressures.
Other: £200 million (31 December 2021: £400 million)
Central adjustment in respect of economic uncertainty
An important element of the methodology used to calculate the Group’s ECL allowance is the determination of a base case economic scenario, predicated on certain conditioning assumptions, which is then used to derive alternative economic scenarios using stochastic shocks. The base case represents the Group’s most likely view, however management believes that in the context of the pandemic, the possibility that the conditioning assumptions are invalidated remains to the downside. In particular, the possibility that a future virus mutation has vaccine resistance leading to serious social and economic disruption. Such a possibility lies outside of the Group’s current methodology because it would invalidate one of the key assumptions behind the base case forecast. The likelihood and impact of a vaccine resistant mutation is difficult to estimate with any precision therefore the Group has used judgement to determine a reasonable estimate of this additional downside risk, informed by several approaches.
As at 30 June 2022, this adjustment has been reduced from £400 million to £200 million, reflecting the reduced risk seen through lower levels of mortality in the UK and globally, while continuing to recognise that the risk of a vaccine resistant mutation remains. Two further sub-variants of Omicron classed as variants of concern towards the end of May are now predominant in the UK and are causing a recent increase in infection and hospitalisations. The recent increase in COVID-19 infections demonstrates the need to retain some caution, however COVID-19 is no longer considered to pose the same level of elevated risk as at 31 December 2021.
One approach used to quantify the amount of the central adjustment of £200 million (31 December 2021: £400 million) is to apply a 5 per cent re-weighting from the stated upside to the stated severe downside scenario, a reduced re-weight from 31 December 2021. Another approach is to apply a half of the impact of the stated univariate sensitivities of unemployment (1 percentage point increase) and HPI (10 percentage point decrease), still reflecting a more immediate and therefore greater ECL impact than the gradual increase reflected in those sensitivities.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)
Judgements due to inflationary risk
Credit cards: £91 million (31 December 2021: £nil) and Other Retail: £63 million (31 December 2021: £nil)
Inflationary risk on Retail segments: Credit cards: £56 million (31 December 2021: £nil) and Other Retail: £33 million (31 December 2021: £nil)
Although portfolio performance remains strong, and no deterioration in credit risk has been observed to date due to high inflation and a rising interest rate environment, management have made an adjustment for customers most vulnerable to inflationary pressures and interest rate rises which may impact the ability to maintain repayment commitments. Additional ECL has been raised for customers with lower income levels and higher indebtedness based on a higher estimated likelihood of default. Management will monitor customer performance over time to ensure that this adjustment remains reasonable and appropriate.
Adjustment to affordability: Credit cards: £35 million (31 December 2021: £nil) and Other Retail: £30 million (31 December 2021: £nil)
The Group’s ECL models for credit cards and personal loan portfolios use predictions of wage growth to account for future affordability stress. As rapidly increasing inflation is currently eroding assumed nominal wage growth, adjustments have been made to the econometric models to account for real, rather than nominal, income to produce adjusted expected default forecasts. Management believe that this is an appropriate way to account for the aggregate inflationary risk in these unsecured portfolios and will continue to monitor both actual economic and customer outcomes to ensure that this adjustment remains reasonable and appropriate.
Commercial Banking: £116 million (31 December 2021: £nil)
Sectors at risk: £116 million (31 December 2021: £nil)
Management believe that new risks have emerged for certain sectors due to impacts from heightened inflationary pressures and rising interest rates beyond what is captured in the models. An adjustment of £116 million has been raised to increase ECL for specific commercial sectors deemed most susceptible to inflationary pressures. Management will continue to closely monitor all sectors of the economy and revise the sectors in scope of this judgement as risks and corporate borrower performance evolve.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 2: Critical accounting judgements and key sources of estimation uncertainty (continued)
Other judgements
UK mortgages: £233 million (31 December 2021: £426 million)
These adjustments principally comprise:
Long-term defaults: £115 million (31 December 2021: £87 million)
The Group suspended mortgage litigation activity between late-2014 and mid-2018 as policy changes were implemented for the treatment of amounts in arrears, interrupting the natural flow of accounts to repossession. Provision coverage is uplifted to the equivalent levels of those accounts already in repossession on an estimated shortfall of balances expected to flow to possession. A further adjustment is made to accounts which have been in default for more than 24 months, with an arrears balance increase in the last 6 months. These accounts have their probability of possession set to 95 per cent based on observed historical losses incurred on accounts that were of an equivalent status. The increase in the judgement reflects a lower modelled coverage that requires a larger adjustment to reach the same levels.
End-of-term interest-only: £28 million (31 December 2021: £174 million)
The adoption of a definition of default in 2022 for UK mortgages that now includes interest-only accounts that become 90 days past due has removed the previous need to adjust for losses associated with interest-only accounts that have missed their final capital payment. A remaining smaller adjustment has been maintained to mitigate the risk that the model potentially understates the credit losses associated with interest-only accounts that have not yet reached maturity but could potentially miss their final capital payment when it falls due.
Adjustment for specific segments: £50 million (31 December 2021: £54 million)
The Group monitors risks across specific segments of its portfolios which may not be fully captured through wider collective models. Judgemental increases applied to probability of default on forborne accounts (31 December 2021: £18 million) have been removed as models now include forborne accounts in Stage 3 assets. There is negligible change to the judgement (31 December 2021: £36 million) for fire safety and cladding uncertainty. This captures risks within the assessment of affordability and asset valuations, not captured by underlying models.
Credit cards: £(8) million (31 December 2021: £(9) million) and Other Retail: £62 million (31 December 2021: £50 million)
These adjustments principally comprise:
Lifetime extension on revolving products: Credit cards: £57 million (31 December 2021: £41 million) and Other Retail: £9 million (31 December 2021: £5 million)
As per the Group’s financial statements for the year ended 31 December 2021, an adjustment is required to extend the lifetime used for Stage 2 exposures on Retail revolving products from a three year modelled lifetime, which reflected the outcome data available when the model was developed. Previously this was deemed to be six years by increasing default probabilities through the extrapolation of the default trajectory observed throughout the three years and beyond. During 2022, work was undertaken to reassess the expected lifetime for these assets, concluding in an extension of the expected lifetime from six to ten years, resulting in an increase to this adjustment.
Adjustments to loss given defaults (LGDs): Credit cards: £(63) million (31 December 2021: £(37) million) and Other Retail: £45 million (31 December 2021: £26 million)
A number of adjustments have been made to the loss given default assumptions used within unsecured and motor credit models. These include judgements held previously, notably in relation to the alignment of MBNA credit card cure rates as collection strategies harmonise. Alongside this, new adjustments have also been raised to capture recent improvements in observed cure rates offset by updates to recovery cost assumptions. These adjustments will be released once incorporated into models through future recalibration which is pending model development.
Commercial Banking: £(49) million (31 December 2021: £(14) million)
Adjustments to loss given defaults (LGDs): £(49) million (31 December 2021: £(14) million)
The modelling approach for loss given default for commercial exposures has been reviewed and management believe that it is necessary to adjust ECL to mitigate limitations identified in the approach which are causing loss given default to be inflated. These include the benefit from amortisation of exposures relative to collateral values at default and a move to an exposure-weighted approach being adopted. The latter driving the increase in this judgement at 30 June 2022. These temporary adjustments will be addressed through future model development therefore removing the need to judgementally adjust.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 3: Segmental analysis
The Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) of Lloyds Bank plc remains the chief operating decision maker for the Group.
The Group’s activities are organised into two financial reporting segments: Retail and Commercial Banking. There has been no change to the descriptions of these segments as provided in note 4 to the Group’s financial statements for the year ended 31 December 2021, neither has there been any change to the Group’s segmental accounting for internal segment services or derivatives entered into by units for risk management purposes since 31 December 2021.
In the half-year to 30 June 2022:
•The Group has reviewed and updated its methodology for liquidity transfer pricing between segments
•Certain customer relationships have been migrated from the SME business within Commercial Banking to Business Banking within Retail
Comparatives have been presented on a consistent basis in respect of the above changes.

Half-year to 30 June 2022	Retail £m	Commercial Banking £m	Other £m	Total £m

Net interest income	4,819	1,109	161	6,089
Other income	956	347	660	1,963
Total income	5,775	1,456	821	8,052
Costs	(3,024)	(871)	(510)	(4,405)
Impairment (charge) credit	(314)	(77)	27	(364)
Profit before tax	2,437	508	338	3,283

External income	6,004	1,316	732	8,052
Inter-segment income (expense)	(229)	140	89	—
Segment income	5,775	1,456	821	8,052

Half-year to 30 June 2021[1]	Retail £m	Commercial Banking £m	Other £m	Total £m

Net interest income	4,392	930	54	5,376
Other income	830	377	724	1,931
Total income	5,222	1,307	778	7,307
Costs	(2,963)	(943)	(658)	(4,564)
Impairment credit	89	585	3	677
Profit before tax	2,348	949	123	3,420

External income	5,721	1,280	306	7,307
Inter-segment income (expense)	(499)	27	472	—
Segment income	5,222	1,307	778	7,307
1Restated, see page 45.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 3: Segmental analysis (continued)

	Segment external assets		Segment external liabilities
	At 30 Jun 2022 £m	At 31 Dec 2021[1] £m	At 30 Jun 2022 £m	At 31 Dec 2021[1] £m

Retail	376,473	372,152	326,049	323,118
Commercial Banking	81,403	77,045	120,995	119,077
Other	168,447	153,652	138,564	119,882
Total	626,323	602,849	585,608	562,077
1Restated, see page 45.
Note 4: Net fee and commission income

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m

Fee and commission income:
Current accounts	328	310
Credit and debit card fees	558	381
Commercial banking and treasury fees	117	167
Factoring	41	38
Other fees and commissions	136	174
Total fee and commission income	1,180	1,070
Fee and commission expense	(532)	(480)
Net fee and commission income	648	590
Current account and credit and debit card fees principally arise in Retail; commercial banking, treasury and factoring fees arise in Commercial Banking.
Note 5: Operating expenses

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m

Staff costs	1,907	1,868
Premises and equipment costs	126	112
Other expenses	1,185	1,364
Depreciation and amortisation	1,187	1,220
Total operating expenses	4,405	4,564

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 6: Impairment

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m

Impact of transfers between stages	419	152
Other changes in credit quality	15	(473)
Additions and repayments	(76)	(359)
Methodology and model changes	2	3
Other items	4	—
	(55)	(829)
Total impairment charge (credit)	364	(677)

In respect of:
Loans and advances to banks	1	(3)
Loans and advances to customers	329	(594)
Debt securities	2	—
Financial assets held at amortised cost	332	(597)
Impairment charge (credit) on drawn balances	332	(597)
Loan commitments and financial guarantees	32	(78)
Financial assets at fair value through other comprehensive income	—	(2)
Total impairment charge (credit)	364	(677)
There was no charge in respect of in respect of residual value impairment and voluntary terminations within the Group’s UK Motor Finance business (half-year to 30 June 2021: release of £41 million).
The Group’s impairment charge comprises the following:
Impact of transfers between stages
The net impact on the impairment charge of transfers between stages.
Other changes in credit quality
Changes in loss allowance as a result of movements in risk parameters that reflect changes in customer credit quality, but which have not resulted in a transfer to a different stage. This also contains the impact on the impairment charge of write-offs and recoveries, where the related loss allowances are reassessed to reflect the view of credit quality at the balance sheet date and therefore the ultimate realisable or recoverable value.
Additions and repayments
Expected loss allowances are recognised on origination of new loans or further drawdowns of existing facilities. Repayments relate to the reduction of loss allowances resulting from the repayment of outstanding balances that have been provided against.
Methodology and model changes
Increase or decrease in impairment charge as a result of adjustments to the models used for expected credit loss calculations; either as changes to the model inputs or to the underlying assumptions, as well as the impact of changing the models used.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 7: Tax expense
In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2022 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.
An explanation of the relationship between tax (expense) credit and accounting profit is set out below:

	Half-year to 30 Jun 2022 £m	Half-year to 30 Jun 2021 £m

Profit before tax	3,283	3,420
UK corporation tax thereon at 19 per cent (2021: 19 per cent)	(624)	(650)
Impact of surcharge on banking profits	(168)	(212)
Non-deductible costs: conduct charges	(4)	(7)
Other non-deductible costs	(3)	(40)
Non-taxable income	35	12
Tax relief on coupons on other equity instruments	—	39
Tax-exempt gains on disposals	—	2
Tax losses where no deferred tax recognised	(4)	(5)
Remeasurement of deferred tax due to rate changes	(16)	1,189
Differences in overseas tax rates	(44)	(19)
Adjustments in respect of prior years	(14)	(21)
Tax (expense) credit	(842)	288
Note 8: Financial assets at fair value through profit or loss

	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Financial assets mandatorily at fair value through profit or loss:
Loans and advances to customers	1,188	1,559
Equity shares	241	239
	1,429	1,798
Total financial assets at fair value through profit or loss	1,429	1,798

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 9: Financial assets at amortised cost
Half-year to 30 June 2022

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Loans and advances to banks
At 1 January 2022	4,478	—	—	—	4,478	—	—	—	—	—
Exchange and other adjustments	383	—	—	—	383	—	—	—	—	—
Other changes in credit quality						1	—	—		1
Additions and repayments	801	—	—	—	801	—	—	—	—	—
Charge to the income statement						1	—	—	—	1
At 30 June 2022	5,662	—	—	—	5,662	1	—	—	—	1
Allowance for impairment losses	(1)	—	—	—	(1)
Net carrying amount	5,661	—	—	—	5,661

Loans and advances to customers
At 1 January 2022	382,366	34,884	6,406	10,977	434,633	909	1,112	1,573	210	3,804
Exchange and other adjustments[1]	(953)	11	(21)	30	(933)	1	—	21	53	75
Transfers to Stage 1	8,511	(8,472)	(39)		—	173	(166)	(7)		—
Transfers to Stage 2	(21,699)	21,981	(282)		—	(46)	101	(55)		—
Transfers to Stage 3	(579)	(2,279)	2,858		—	(2)	(74)	76		—
Impact of transfers between stages	(13,767)	11,230	2,537		—	(129)	352	178		401
						(4)	213	192		401
Other changes in credit quality						(173)	(19)	206	(8)	6
Additions and repayments	8,873	(2,317)	(507)	(573)	5,476	32	(33)	(67)	(12)	(80)
Methodology and model changes						(2)	(19)	45	(22)	2
Charge (credit) to the income statement						(147)	142	376	(42)	329
Advances written off			(426)	(19)	(445)			(426)	(19)	(445)
Recoveries of advances written off in previous years			71	—	71			71	—	71
At 30 June 2022	376,519	43,808	8,060	10,415	438,802	763	1,254	1,615	202	3,834
Allowance for impairment losses	(763)	(1,254)	(1,615)	(202)	(3,834)
Net carrying amount	375,756	42,554	6,445	10,213	434,968
1Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 9: Financial assets at amortised cost (continued)

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Reverse repurchase agreements
At 30 June 2022	52,057	—	—	—	52,057
Allowance for impairment losses	—	—	—	—	—
Net carrying amount	52,057	—	—	—	52,057

Debt securities
At 1 January 2022	4,554	9	1	—	4,564	1	—	1	—	2
Exchange and other adjustments	175	—	—	—	175	—	—	—	—	—
Transfers to Stage 1	9	(9)	—		—	—	—	—		—
Impact of transfers between stages	9	(9)	—		—	—	—	—		—
						—	—	—		—
Other changes in credit quality						1	—	—	—	1
Additions and repayments	1,666	—	—	—	1,666	1	—	—	—	1
Charge to the income statement						2	—	—	—	2
At 30 June 2022	6,404		1	—	6,405	3	—	1	—	4
Allowance for impairment losses	(3)	—	(1)	—	(4)
Net carrying amount	6,401	—	—	—	6,401

Due from fellow Lloyds Banking Group undertakings
At 30 June 2022	714	—	—	—	714
Allowance for impairment losses	—	—	—	—	—
Net carrying amount	714	—	—	—	714
Total financial assets at amortised cost	440,589	42,554	6,445	10,213	499,801
The total allowance for impairment losses includes £94 million (31 December 2021: £95 million) in respect of residual value impairment and voluntary terminations within the Group’s UK Motor Finance business.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 9: Financial assets at amortised cost (continued)
Movements in allowance for expected credit losses in respect of undrawn balances were as follows:

	Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Undrawn balances
At 1 January 2022	103	86	5	—	194
Exchange and other adjustments	(1)	1	(1)	—	(1)
Transfers to Stage 1	23	(23)	—		—
Transfers to Stage 2	(5)	5	—		—
Transfers to Stage 3	—	(2)	2		—
Impact of transfers between stages	(18)	37	(1)		18
	—	17	1		18
Other items taken to the income statement	12	3	(1)	—	14
Charge to the income statement	12	20	—	—	32
At 30 June 2022	114	107	4	—	225
The Group's total impairment allowances at 30 June 2022 were as follows:

	Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

In respect of:
Loans and advances to banks	1	—	—	—	1
Loans and advances to customers	763	1,254	1,615	202	3,834
Debt securities	3	—	1	—	4
Financial assets at amortised cost	767	1,254	1,616	202	3,839
Provisions in relation to loan commitments and financial guarantees	114	107	4	—	225
Total	881	1,361	1,620	202	4,064
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	3	—	—	—	3

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 9: Financial assets at amortised cost (continued)
Year ended 31 December 2021

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Loans and advances to banks
At 1 January 2021	4,328	—	—	—	4,328	4	—	—	—	4
Exchange and other adjustments	15	—	—	—	15	—	—	—	—	—
Additions and repayments	135	—	—	—	135	(1)	—	—	—	(1)
Other changes in credit quality						(3)	—	—	—	(3)
Credit to the income statement						(4)	—	—	—	(4)
At 31 December 2021	4,478	—	—	—	4,478	—	—	—	—	—
Allowance for impairment losses	—	—	—	—	—
Net carrying amount	4,478	—	—	—	4,478

Loans and advances to customers
At 1 January 2021	361,161	51,280	6,443	12,511	431,395	1,347	2,125	1,968	261	5,701
Exchange and other adjustments[1]	(2,518)	(31)	(82)	68	(2,563)	(2)	(5)	5	121	119
Transfers to Stage 1	18,662	(18,623)	(39)		—	562	(551)	(11)		—
Transfers to Stage 2	(11,995)	12,709	(714)		—	(48)	155	(107)		—
Transfers to Stage 3	(872)	(1,818)	2,690		—	(13)	(220)	233		—
Impact of transfers between stages	5,795	(7,732)	1,937		—	(426)	193	221		(12)
						75	(423)	336		(12)
Other changes in credit quality						(239)	(256)	254	(48)	(289)
Additions and repayments	17,928	(8,633)	(994)	(1,565)	6,736	(209)	(344)	(98)	(87)	(738)
Methodology and model changes						(63)	15	6	—	(42)
(Credit) charge to the income statement						(436)	(1,008)	498	(135)	(1,081)
Advances written off			(1,057)	(37)	(1,094)			(1,057)	(37)	(1,094)
Recoveries of advances written off in previous years			159	—	159			159	—	159
At 31 December 2021	382,366	34,884	6,406	10,977	434,633	909	1,112	1,573	210	3,804
Allowance for impairment losses	(909)	(1,112)	(1,573)	(210)	(3,804)
Net carrying amount	381,457	33,772	4,833	10,767	430,829
1Exchange and other adjustments includes the impact of movements in exchange rates, discount unwind, derecognising assets as a result of modifications and adjustments in respect of purchased or originated credit-impaired financial assets (POCI). Where a POCI asset’s expected credit loss is less than its expected credit loss on purchase or origination, the increase in its carrying value is recognised within gross loans, rather than as a negative impairment allowance.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 9: Financial assets at amortised cost (continued)

	Gross carrying amount					Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Reverse repurchase agreements
At 31 December 2021	49,708	—	—	—	49,708
Allowance for impairment losses	—	—	—	—	—
Net carrying amount	49,708	—	—	—	49,708

Debt securities
At 1 January 2021	5,137	—	1	—	5,138	—	—	1	—	1
Exchange and other adjustments	(20)	—	—	—	(20)	1	—	—	—	1
Transfers to Stage 2	(6)	6	—	—	—	—	—	—	—	—
Impact of transfers between stages	(6)	6	—	—	—	—	—	—	—	—
Additions and repayments	(557)	3	—	—	(554)	—	—	—	—	—
At 31 December 2021	4,554	9	1	—	4,564	1	—	1	—	2
Allowance for impairment losses	(1)	—	(1)	—	(2)
Net carrying amount	4,553	9	—	—	4,562

Due from fellow Lloyds Banking Group undertakings
At 31 December 2021	739	—	—	—	739
Allowance for impairment losses	—	—	—	—	—
Net carrying amount	739	—	—	—	739
Total financial assets at amortised cost	440,935	33,781	4,833	10,767	490,316

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 9: Financial assets at amortised cost (continued)
Movements in allowance for expected credit losses in respect of undrawn balances were as follows:

	Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Undrawn balances
At 1 January 2021	191	221	14	—	426
Exchange and other adjustments	1	(2)	—	—	(1)
Transfers to Stage 1	73	(73)	—		—
Transfers to Stage 2	(8)	8	—		—
Transfers to Stage 3	(1)	(6)	7		—
Impact of transfers between stages	(65)	20	(4)		(49)
	(1)	(51)	3		(49)
Other items taken to the income statement	(88)	(82)	(12)	—	(182)
Credit to the income statement	(89)	(133)	(9)	—	(231)
At 31 December 2021	103	86	5	—	194
The Group's total impairment allowances at 31 December 2021 were as follows:

	Allowance for expected credit losses
	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

In respect of:
Loans and advances to banks	—	—	—	—	—
Loans and advances to customers	909	1,112	1,573	210	3,804
Debt securities	1	—	1	—	2
Financial assets at amortised cost	910	1,112	1,574	210	3,806
Provisions in relation to loan commitments and financial guarantees	103	86	5	—	194
Total	1,013	1,198	1,579	210	4,000
Expected credit loss in respect of financial assets at fair value through other comprehensive income (memorandum item)	3	—	—	—	3
The movement tables are compiled by comparing the position at the reporting date to that at the beginning of the year.
Transfers between stages are deemed to have taken place at the start of the reporting period, with all other movements shown in the stage in which the asset is held at the period end, with the exception of those held within purchased or originated credit-impaired, which are not transferable.
Additions and repayments comprise new loans originated and repayments of outstanding balances throughout the reporting period. Loans which are written off in the period are first transferred to Stage 3 before acquiring a full allowance and subsequent write-off.
Loans and advances to customers include advances securitised under the Group's securitisation and covered bond programmes (see note 10).

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 10: Debt securities in issue

	At 30 June 2022			At 31 December 2021
	At fair value through profit or loss £m	At amortised cost £m	Total £m	At fair value through profit or loss £m	At amortised cost £m	Total £m

Medium-term notes issued	5,614	24,507	30,121	6,504	23,820	30,324
Covered bonds	—	15,280	15,280	—	17,407	17,407
Certificates of deposit	—	2,027	2,027	—	290	290
Securitisation notes	29	3,574	3,603	33	3,672	3,705
Commercial paper	—	7,835	7,835	—	3,535	3,535
	5,643	53,223	58,866	6,537	48,724	55,261
The notes issued by the Group’s securitisation and covered bond programmes are held by external parties and by subsidiaries of the Group.
Securitisation programmes
At 30 June 2022, external parties held £3,603 million (31 December 2021: £3,705 million) of the Group's securitisation notes in issue; these notes, together with those held internally, are secured on loans and advances to customers and debt securities held at amortised cost amounting to £30,134 million (31 December 2021: £30,965 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. The structured entities are consolidated fully and all of these loans are retained on the Group's balance sheet.
Covered bond programmes
At 30 June 2022, external parties held £15,280 million (31 December 2021: £17,407 million) of the Group's covered bonds in issue; these bonds, together with those held internally, are secured on certain loans and advances to customers amounting to £31,345 million (31 December 2021: £36,729 million) that have been assigned to bankruptcy remote limited liability partnerships. These loans are retained on the Group's balance sheet.
Cash deposits of £3,936 million (31 December 2021: £3,455 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations are held by the Group.
Note 11: Retirement benefit obligations
The Group’s post-retirement defined benefit scheme obligations are comprised as follows:

	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Defined benefit pension schemes:
Fair value of scheme assets	39,365	51,534
Present value of funded obligations	(33,992)	(47,130)
Net pension scheme asset	5,373	4,404
Other post-retirement schemes	(87)	(103)
Net retirement benefit asset	5,286	4,301

Recognised on the balance sheet as:
Retirement benefit assets	5,473	4,531
Retirement benefit obligations	(187)	(230)
Net retirement benefit asset	5,286	4,301

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 11: Retirement benefit obligations (continued)
Movements in the Group’s net post-retirement defined benefit scheme asset during the period were as follows:

£m

Asset at 1 January 2022	4,301
Income statement charge	(68)
Employer contributions	1,434
Remeasurement	(382)
Exchange and other adjustments	1
Asset at 30 June 2022	5,286
The principal assumptions used in the valuations of the defined benefit pension schemes were as follows:

	At 30 Jun 2022%	At 31 Dec 2021%

Discount rate	3.80	1.94
Rate of inflation:
Retail Price Index	3.10	3.21
Consumer Price Index	2.77	2.92
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.82	2.88
Note 12: Other provisions

Provisions for financial commitments and guarantees £m		Regulatory and legal provisions £m	Other £m	Total £m

At 1 January 2022	194	1,054	685	1,933
Exchange and other adjustments	(1)	—	69	68
Provisions applied	—	(225)	(153)	(378)
Charge for the period	32	58	60	150
At 30 June 2022	225	887	661	1,773
Regulatory and legal provisions
In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the half-year to 30 June 2022 the Group charged a further £58 million in respect of legal actions and other regulatory matters.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 12: Other provisions (continued)
The unutilised balance at 30 June 2022 was £887 million (31 December 2021: £1,054 million). The most significant items are as follows:
HBOS Reading – review
The Group continues to apply the recommendations from Sir Ross Cranston’s review, issued in December 2019, including a reassessment of direct and consequential losses by an independent panel (the Foskett Panel), an extension of debt relief and a wider definition of de facto directors. The appeal process for the further assessment of debt relief and de facto director status is now nearing completion. Further details of the Foskett Panel were announced on 3 April 2020 and the Foskett Panel's full scope and methodology was published on 7 July 2020. The Foskett Panel’s stated objective is to consider cases via a non-legalistic and fair process and to make their decisions in a generous, fair and common sense manner, assessing claims against an expanded definition of the fraud and on a lower evidential basis.
Following the emergence of the first outcomes of the Foskett Panel through 2021, the Group charged a further £790 million in the year ended 31 December 2021, of which £600 million was recognised in the fourth quarter. This included operational costs in relation to Dame Linda Dobbs's review, which is considering whether the issues relating to HBOS Reading were investigated and appropriately reported by the Group during the period from January 2009 to January 2017, and other programme costs. A significant proportion of the fourth quarter charge related to the estimated future awards from the Foskett Panel. To date the Foskett Panel has shared outcomes on a limited subset of the total population which covers a wide range of businesses and different claim characteristics. The estimated awards provision recognised is therefore materially dependent on the assumption that the limited number of awards to date are representative of the full population of cases.
Following the provision taken for the independent review of compensation for customers of HBOS Reading, the Lloyds Banking Group's Remuneration Committee has undertaken its review of whether performance adjustments are required in light of the shortcomings identified by Sir Ross Cranston in relation to the original review of customer compensation overseen by Professor Griggs. Taking into account prior actions taken, including the voluntary withdrawal of the former Group Chief Executive and former Chief Operating Officer from the 2019 GPS awards as a result of the overall performance of the Group and the issues faced during 2019, including publication of the Cranston report, the Remuneration Committee has determined that the Group’s performance adjustment requirements have been met in respect of the Executive Directors in office at the relevant time.
In June 2022 the Foskett Panel announced an alternative option, in the form of a fixed sum award, which could be accepted as an alternative to participation in the full re-review process, to support earlier resolution of claims for those deemed by the Foskett Panel to be victims of the fraud. The estimated awards provision recognised at 31 December 2021 remains the Group’s best estimate of the cost to conclude the process. With the alternative process only recently commenced and no experience of overall participation, alongside previously stated existing uncertainties, there is a risk that the final outcome could be significantly different from the current provision once the re-review is concluded by the Foskett Panel. There is no confirmed timeline for the completion of the Foskett Panel re-review process. The Group is committed to implementing Sir Ross's recommendations in full.
Payment protection insurance
The Group has incurred costs for PPI over a number of years totalling £21,906 million. Good progress continues to be made towards ensuring operational completeness, ahead of an orderly programme close. In addition to the above, the Group continues to challenge PPI litigation cases, with mainly legal fees and operational costs associated with litigation activity recognised within regulatory and legal provisions. PPI litigation remains inherently uncertain, with a number of key court judgments due to be delivered in the second half of 2022.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 13: Related party transactions
Balances and transactions with fellow Lloyds Banking Group undertakings
The Bank and its subsidiaries have balances due to and from the Bank’s parent company, Lloyds Banking Group plc, and fellow Group undertakings. These are included on the balance sheet as follows:

	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Assets, included within:
Financial assets at amortised cost: due from fellow Lloyds Banking Group undertakings	714	739
Derivative financial instruments	1,036	634
	1,750	1,373
Liabilities, included within:
Due to fellow Lloyds Banking Group undertakings	1,658	1,490
Derivative financial instruments	1,122	939
Debt securities in issue	19,039	17,961
Subordinated liabilities	5,588	5,176
	27,407	25,566
During the half-year to 30 June 2022 the Group earned £3 million (half-year to 30 June 2021: £3 million) of interest income and incurred £270 million (half-year to 30 June 2021: £242 million) of interest expense on balances and transactions with Lloyds Banking Group plc and fellow Group undertakings.
Other related party transactions
Other related party transactions for the half-year to 30 June 2022 are similar in nature to those for the year ended 31 December 2021.
Note 14: Contingent liabilities, commitments and guarantees
Interchange fees
With respect to multi-lateral interchange fees (MIFs), the Lloyds Banking Group is not involved in the ongoing or threatened litigation which involves the card schemes Visa and Mastercard (as described below). However, the Group is a member/licensee of Visa and Mastercard and other card schemes. The litigation in question is as follows:
•Litigation brought by or on behalf of retailers against both Visa and Mastercard in the English Courts, in which retailers are seeking damages on grounds that Visa and Mastercard’s MIFs breached competition law (this includes a judgment of the Supreme Court in June 2020 upholding the Court of Appeal’s finding in 2018 that certain historic interchange arrangements of Mastercard and Visa infringed competition law)
•Litigation brought on behalf of UK consumers in the English Courts against Mastercard
Any impact on the Group of the litigation against Visa and Mastercard remains uncertain at this time, such that it is not practicable for the Group to provide an estimate of any potential financial effect. Insofar as Visa is required to pay damages to retailers for interchange fees set prior to June 2016, contractual arrangements to allocate liability have been agreed between various UK banks (including the Lloyds Banking Group) and Visa Inc, as part of Visa Inc’s acquisition of Visa Europe in 2016. These arrangements cap the maximum amount of liability to which the Lloyds Banking Group may be subject and this cap is set at the cash consideration received by the Lloyds Banking Group for the sale of its stake in Visa Europe to Visa Inc in 2016. In 2016, the Lloyds Banking Group received Visa preference shares as part of the consideration for the sale of its shares in Visa Europe. A release assessment is carried out by Visa on certain anniversaries of the sale (in line with the Visa Europe sale documentation) and as a result, some Visa preference shares may be converted into Visa Inc Class A common stock. Any such release and any subsequent sale of Visa common stock does not impact the contingent liability.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 14: Contingent liabilities, commitments and guarantees (continued)
LIBOR and other trading rates
Certain Group companies, together with other panel banks, have been named as defendants in ongoing private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling London Interbank Offered Rate and the Australian BBSW reference rate.
Certain Group companies are also named as defendants in (i) UK-based claims; and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of claims against the Group in the UK relating to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.
It is currently not possible to predict the scope and ultimate outcome on the Group of any private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale. As such, it is not practicable to provide an estimate of any potential financial effect.
Tax authorities
The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013, HMRC informed the Group that its interpretation of the UK rules means that the group relief is not available. In 2020, HMRC concluded their enquiry into the matter and issued a closure notice. The Group's interpretation of the UK rules has not changed and hence it has appealed to the First Tier Tax Tribunal, with a hearing expected in 2023. If the final determination of the matter by the judicial process is that HMRC’s position is correct, management estimate that this would result in an increase in current tax liabilities of approximately £750 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £305 million. The Group, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.
There are a number of other open matters on which the Group is in discussions with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.
Other legal actions and regulatory matters
In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, which could relate to a number of issues, including financial, environmental or other regulatory matters, both in the UK and overseas. Where material, such matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established based on management’s best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed to assess properly the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However, the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows. Where there is a contingent liability related to an existing provision the relevant disclosures are included within note 12.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 14: Contingent liabilities, commitments and guarantees (continued)
Contingent liabilities, commitments and guarantees arising from the banking business

	At 30 Jun 2022 £m	At 31 Dec 2021 £m

Contingent liabilities
Acceptances and endorsements	415	21
Other:
Other items serving as direct credit substitutes	559	433
Performance bonds, including letters of credit, and other transaction-related contingencies	1,961	1,886
	2,520	2,319
Total contingent liabilities	2,935	2,340

Commitments and guarantees
Forward asset purchases and forward deposits placed	75	60
Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	20,002	17,757
Other commitments and guarantees	78,256	79,830
	98,258	97,587
1 year or over original maturity	29,617	30,037
Total commitments and guarantees	127,950	127,684
Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £57,585 million (31 December 2021: £55,690 million) was irrevocable.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 15: Fair values of financial assets and liabilities
The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values. Note 41 to the Group’s financial statements for the year ended 31 December 2021 details the definitions of the three levels in the fair value hierarchy.
Valuation control framework
Key elements of the valuation control framework, which covers processes for all levels in the fair value hierarchy including level 3 portfolios, include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.
Transfers into and out of level 3 portfolios
Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when sources of data cease to be observable.
Valuation methodology
For level 2 and level 3 portfolios, there is no significant change to the valuation methodology (techniques and inputs) disclosed in the Group’s financial statements for the year ended 31 December 2021 applied to these portfolios.
The table below summarises the carrying values of financial assets and liabilities measured at amortised cost in the Group’s consolidated balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	At 30 June 2022		At 31 December 2021
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Financial assets
Loans and advances to banks	5,661	5,661	4,478	4,478
Loans and advances to customers	434,968	438,255	430,829	434,280
Reverse repurchase agreements	52,057	52,057	49,708	49,708
Debt securities	6,401	6,286	4,562	4,615
Due from fellow Lloyds Banking Group undertakings	714	714	739	739
Financial assets at amortised cost	499,801	502,973	490,316	493,820

Financial liabilities
Deposits from banks	4,034	4,036	3,363	3,364
Customer deposits	450,928	450,940	449,373	449,455
Repurchase agreements at amortised cost	48,153	48,153	30,106	30,106
Due to fellow Lloyds Banking Group undertakings	1,658	1,658	1,490	1,490
Debt securities in issue	53,223	53,378	48,724	50,683
Subordinated liabilities	6,515	6,921	8,658	9,363
Financial instruments classified as financial assets at fair value through profit or loss, derivative financial instruments, financial assets at fair value through other comprehensive income and financial liabilities at fair value through profit or loss are recognised at fair value.
The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 15: Fair values of financial assets and liabilities (continued)
The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.
The following tables provide an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable. There were no significant transfers between level 1 and level 2 during the period.

Financial assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

At 30 June 2022
Financial assets at fair value through profit or loss:
Loans and advances to customers	—	827	361	1,188
Equity shares	237	—	4	241
Total financial assets at fair value through profit or loss	237	827	365	1,429
Financial assets at fair value through other comprehensive income:
Debt securities	10,933	13,041	54	24,028
Equity shares	—	—	1	1
Total financial assets at fair value through other comprehensive income	10,933	13,041	55	24,029
Derivative financial instruments	—	5,041	1	5,042
Total financial assets carried at fair value	11,170	18,909	421	30,500

At 31 December 2021
Financial assets at fair value through profit or loss
Loans and advances to customers	—	1,164	395	1,559
Equity shares	235	—	4	239
Total financial assets at fair value through profit or loss	235	1,164	399	1,798
Financial assets at fair value through other comprehensive income:
Debt securities	15,239	12,491	55	27,785
Equity shares	—	—	1	1
Total financial assets at fair value through other comprehensive income	15,239	12,491	56	27,786
Derivative financial instruments	—	5,495	16	5,511
Total financial assets carried at fair value	15,474	19,150	471	35,095

Financial liabilities	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

At 30 June 2022
Financial liabilities at fair value through profit or loss	—	5,614	29	5,643
Derivative financial instruments	—	5,314	174	5,488
Total financial liabilities carried at fair value	—	10,928	203	11,131

At 31 December 2021
Financial liabilities at fair value through profit or loss	—	6,504	33	6,537
Derivative financial instruments	—	4,436	207	4,643
Total financial liabilities carried at fair value	—	10,940	240	11,180

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 15: Fair values of financial assets and liabilities (continued)
Movements in level 3 portfolio
The tables below analyse movements in the level 3 financial assets portfolio.

	Financial assets at fair value through profit or loss £m	Financial assets at fair value through other comprehensive income £m	Derivative assets £m	Total financial assets carried at fair value £m

At 1 January 2022	399	56	16	471
Exchange and other adjustments	—	1	—	1
Losses recognised in the income statement within other income	(4)	—	(3)	(7)
Losses recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	—	—	—	—
Purchases/increases to customer loans	—	—	—	—
Sales/repayments of customer loans	(30)	(2)	—	(32)
Transfers into the level 3 portfolio	—	—	—	—
Transfers out of the level 3 portfolio	—	—	(12)	(12)
At 30 June 2022	365	55	1	421
Losses recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2022	(5)	—	—	(5)

At 1 January 2021	1,511	65	14	1,590
Exchange and other adjustments	(15)	(3)	—	(18)
Losses recognised in the income statement within other income	(49)	—	(2)	(51)
Losses recognised in other comprehensive income within the revaluation reserve in respect of financial assets at fair value through other comprehensive income	—	(4)	—	(4)
Purchases/increases to customer loans	18	—	—	18
Sales/repayments of customer loans	(374)	(2)	—	(376)
Transfers into the level 3 portfolio	4	—	—	4
Transfers out of the level 3 portfolio	(653)	—	—	(653)
At 30 June 2021	442	56	12	510
Losses recognised in the income statement, within other income, relating to the change in fair value of those assets held at 30 June 2021	(60)	—	(2)	(62)

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 15: Fair values of financial assets and liabilities (continued)
The tables below analyse movements in the level 3 financial liabilities portfolio.

	Financial liabilities at fair value through profit or loss £m	Derivative liabilities £m	Total financial liabilities carried at fair value £m

At 1 January 2022	33	207	240
Gains recognised in the income statement within other income	(2)	(22)	(24)
Redemptions	(2)	(11)	(13)
At 30 June 2022	29	174	203
Gains recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2022	(2)	(5)	(7)

At 1 January 2021	45	319	364
Gains recognised in the income statement within other income	(2)	(55)	(57)
Redemptions	(5)	(19)	(24)
At 30 June 2021	38	245	283
Gains recognised in the income statement, within other income, relating to the change in fair value of those liabilities held at 30 June 2021	—	—	—
The tables below set out the effects of reasonably possible alternative assumptions for categories of level 3 financial assets and financial liabilities.

				Effect of reasonably possible alternative assumptions[1]
At 30 June 2022	Valuation techniques	Significant unobservable inputs[2]	Carrying value £m	Favourable changes £m	Unfavourable changes £m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (+/- 50bps)	361	29	(27)
Other			4
			365
Financial assets at fair value through other comprehensive income			55
Derivative financial assets			1
Level 3 financial assets carried at fair value			421

Financial liabilities at fair value through profit or loss			29
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (11%/147%)	3
Shared appreciation rights	Market values – property valuation	HPI (+/- 1%)	171
			174
Level 3 financial liabilities carried at fair value			203
1Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 15: Fair values of financial assets and liabilities (continued)

				Effect of reasonably possible alternative assumptions[1]
At 31 December 2021	Valuation techniques	Significant unobservable inputs[2]	Carrying value £m	Favourable changes £m	Unfavourable changes £m

Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Interest rate spreads (+/- 50bps)	395	32	(30)
Other			4
			399
Financial assets at fair value through other comprehensive income			56
Derivative financial assets			16
Level 3 financial assets carried at fair value			471

Financial liabilities at fair value through profit or loss			33
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility (13%/168%)	31
Shared appreciation rights	Market values – property valuation	HPI (+/- 1%)	176
			207
Level 3 financial liabilities carried at fair value			240
1Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2Ranges are shown where appropriate and represent the highest and lowest inputs used in the level 3 valuations.
Unobservable inputs
Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are unchanged from those described in the Group’s financial statements for the year ended 31 December 2021.
Reasonably possible alternative assumptions
Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships and are unchanged from those described in note 41 to the Group’s financial statements for the year ended 31 December 2021.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 16: Interest rate benchmark reform
During 2022, the Group continues to manage the transition to alternative benchmark rates under its Group-wide IBOR transition programme. During 2021, the Group transitioned substantially all of its non-US Dollar LIBOR products and continues to work with customers to transition a small number of remaining contracts that either have yet to transition or have defaulted to the relevant synthetic LIBOR benchmark in the interim.
US Dollar LIBOR transition is expected to take place in the next year as these settings are expected to cease immediately after 30 June 2023. The majority of the Group’s exposures are expected to transition through industry-led transition programmes managed by the London Clearing House or through the International Swaps and Derivatives Association (ISDA) protocol. Other contracts (primarily loans) maturing after June 2023 will be managed through the Group’s existing processes, either transitioning to an alternative benchmark rate or allowed to fallback under existing contract protocols or through US legislation.
At 30 June 2022, the Group had the following significant exposures impacted by interest rate benchmark reform which have yet to transition to the replacement benchmark rate:

At 30 June 2022	Sterling LIBOR £m	US Dollar LIBOR £m	Other[1] £m	Total £m

Non-derivative financial assets
Financial assets at fair value through profit or loss	—	—	—	—
Loans and advances to banks	—	1,586	—	1,586
Loans and advances to customers	886	1,275	5	2,166
Financial assets at amortised cost	886	2,861	5	3,752
	886	2,861	5	3,752

Non-derivative financial liabilities
Financial liabilities at fair value through profit or loss	—	103	—	103
Debt securities in issue	—	3,888	321	4,209
	—	3,991	321	4,312

Derivative notional/contract amount
Interest rate	1,411	118,296	796	120,503
Cross currency	—	19,997	958	20,955
	1,411	138,293	1,754	141,458
1Balances within Other include Canadian Dollar Offered Rate for which a cessation announcement, effective after 28 June 2024, was published on 16 May 2022.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 16: Interest rate benchmark reform (continued)

At 31 December 2021	Sterling LIBOR £m	US Dollar LIBOR £m	Other £m	Total £m

Non-derivative financial assets
Financial assets at fair value through profit or loss	131	172	—	303
Loans and advances to banks	—	3,252	—	3,252
Loans and advances to customers	3,419	2,549	—	5,968
Financial assets at amortised cost	3,419	5,801	—	9,220
	3,550	5,973	—	9,523

Non-derivative financial liabilities
Financial liabilities at fair value through profit or loss	—	100	3	103
Debt securities in issue[1]	—	3,548	26	3,574
	—	3,648	29	3,677

Derivative notional/contract amount
Interest rate	4,271	120,797	—	125,068
Cross currency	—	22,663	—	22,663
	4,271	143,460	—	147,731
1Includes capital related issuances of £3,494 million held by Lloyds Banking Group plc.
As at 30 June 2022, the LIBOR balances in the above table relate to contracts that have not transitioned to an alternative benchmark rate. In the case of Sterling LIBOR, this includes contracts that will have both cash flows and valuations determined on a synthetic LIBOR basis during 2022 as well as contracts referencing panel bank LIBOR that have not yet had an interest rate reset in 2022.
Of the £138,293 million of USD derivative notional balances as at 30 June 2022, £36,277 million relate to contracts with their final LIBOR fixing prior to LIBOR cessation and £80,137 million relate to contracts settled through the London Clearing House. Of the remaining £21,879 million, £21,780 million are fallback-eligible.
By 31 December 2021, the Group had transitioned its Sterling, Euro, Japanese Yen and Swiss Franc LIBOR hedge accounting models to risk-free rates. The Group plans to complete the transition of its USD LIBOR hedge accounting models ahead of the 30 June 2023 cessation date.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 17: Credit quality of loans and advances to banks and customers
Gross drawn exposures and expected credit loss allowance

	Drawn exposures					Expected credit loss allowance
At 30 June 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Loans and advances to banks:
CMS 1-10	5,659	—	—	—	5,659	1	—	—	—	1
CMS 11-14	3	—	—	—	3	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	—	—	—	—	—	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—	—	—
	5,662	—	—	—	5,662	1	—	—	—	1

Loans and advances to customers:
Retail - UK mortgages
RMS 1-6	266,547	25,096	—	—	291,643	44	205	—	—	249
RMS 7-9	1	2,499	—	—	2,500	—	50	—	—	50
RMS 10	—	786	—	—	786	—	20	—	—	20
RMS 11-13	—	1,725	—	—	1,725	—	62	—	—	62
RMS 14	—	—	3,424	10,415	13,839	—	—	254	202	456
	266,548	30,106	3,424	10,415	310,493	44	337	254	202	837

Retail - credit cards
RMS 1-6	11,572	1,156	—	—	12,728	83	59	—	—	142
RMS 7-9	912	750	—	—	1,662	34	107	—	—	141
RMS 10	—	123	—	—	123	—	31	—	—	31
RMS 11-13	—	260	—	—	260	—	114	—	—	114
RMS 14	—	—	280	—	280	—	—	111	—	111
	12,484	2,289	280	—	15,053	117	311	111	—	539

Retail - loans and overdrafts
RMS 1-6	7,317	337	—	—	7,654	90	21	—	—	111
RMS 7-9	1,306	385	—	—	1,691	56	54	—	—	110
RMS 10	32	116	—	—	148	3	27	—	—	30
RMS 11-13	11	306	—	—	317	1	116	—	—	117
RMS 14	—	—	256	—	256	—	—	135	—	135
	8,666	1,144	256	—	10,066	150	218	135	—	503

Retail - UK Motor Finance
RMS 1-6	11,864	1,204	—	—	13,068	99	22	—	—	121
RMS 7-9	610	366	—	—	976	5	14	—	—	19
RMS 10	—	86	—	—	86	—	9	—	—	9
RMS 11-13	2	176	—	—	178	—	35	—	—	35
RMS 14	—	—	179	—	179	—	—	105	—	105
	12,476	1,832	179	—	14,487	104	80	105	—	289

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 17: Credit quality of loans and advances to banks and customers (continued)
Gross drawn exposures and expected credit loss allowance (continued)

	Drawn exposures					Expected credit loss allowance
At 30 June 2022	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Retail - other
RMS 1-6	15,673	1,085	—	—	16,758	15	12	—	—	27
RMS 7-9	899	725	—	—	1,624	12	12	—	—	24
RMS 10	—	2	—	—	2	—	—	—	—	—
RMS 11-13	117	593	—	—	710	—	34	—	—	34
RMS 14	—	—	1,280	—	1,280	—	—	54	—	54
	16,689	2,405	1,280	—	20,374	27	58	54	—	139
Total Retail	316,863	37,776	5,419	10,415	370,473	442	1,004	659	202	2,307

Commercial Banking
CMS 1-10	29,433	608	—	—	30,041	20	11	—	—	31
CMS 11-14	30,339	2,332	—	—	32,671	85	54	—	—	139
CMS 15-18	1,013	2,857	—	—	3,870	11	167	—	—	178
CMS 19	—	204	—	—	204	—	18	—	—	18
CMS 20-23	—	—	2,586	—	2,586	—	—	948	—	948
	60,785	6,001	2,586	—	69,372	116	250	948	—	1,314

Other[1]
RMS 1-6	945	31	—	—	976	5	—	—	—	5
RMS 7-9	—	—	—	—	—	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—	—	—
RMS 14	—	—	55	—	55	—	—	8	—	8
	945	31	55	—	1,031	5	—	8	—	13
CMS 1-10	(1,809)	—	—	—	(1,809)	—	—	—	—	—
CMS 11-14	(260)	—	—	—	(260)	—	—	—	—	—
CMS 15-18	(1)	—	—	—	(1)	—	—	—	—	—
CMS 19	(4)	—	—	—	(4)	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—	—	—
	(2,074)	—	—	—	(2,074)	—	—	—	—	—
Central adjustment	—	—	—	—	—	200	—	—	—	200
Total loans and advances to customers	376,519	43,808	8,060	10,415	438,802	763	1,254	1,615	202	3,834

In respect of:
Retail	316,863	37,776	5,419	10,415	370,473	442	1,004	659	202	2,307
Commercial Banking	60,785	6,001	2,586	—	69,372	116	250	948	—	1,314
Other[1]	(1,129)	31	55	—	(1,043)	205	—	8	—	213
Total loans and advances to customers	376,519	43,808	8,060	10,415	438,802	763	1,254	1,615	202	3,834
1Includes centralised fair value hedge accounting adjustments.

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 17: Credit quality of loans and advances to banks and customers (continued)
Gross drawn exposures and expected credit loss allowance (continued)

	Drawn exposures					Expected credit loss allowance
At 31 December 2021	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Loans and advances to banks:
CMS 1-10	4,476	—	—	—	4,476	—	—	—	—	—
CMS 11-14	2	—	—	—	2	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	—	—	—	—	—	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—	—	—
	4,478	—	—	—	4,478	—	—	—	—	—

Loans and advances to customers:
Retail - UK mortgages
RMS 1-6	273,620	18,073	—	—	291,693	48	250	—	—	298
RMS 7-9	9	2,258	—	—	2,267	—	64	—	—	64
RMS 10	—	355	—	—	355	—	15	—	—	15
RMS 11-13	—	1,112	—	—	1,112	—	65	—	—	65
RMS 14	—	—	1,940	10,977	12,917	—	—	184	210	394
	273,629	21,798	1,940	10,977	308,344	48	394	184	210	836

Retail - credit cards
RMS 1-6	11,252	1,107	—	—	12,359	67	43	—	—	110
RMS 7-9	896	623	—	—	1,519	29	71	—	—	100
RMS 10	—	112	—	—	112	—	22	—	—	22
RMS 11-13	—	235	—	—	235	—	82	—	—	82
RMS 14	—	—	292	—	292	—	—	128	—	128
	12,148	2,077	292	—	14,517	96	218	128	—	442

Retail - loans and overdrafts
RMS 1-6	7,220	501	—	—	7,721	84	23	—	—	107
RMS 7-9	938	286	—	—	1,224	39	33	—	—	72
RMS 10	18	74	—	—	92	2	14	—	—	16
RMS 11-13	5	244	—	—	249	1	83	—	—	84
RMS 14	—	—	271	—	271	—	—	139	—	139
	8,181	1,105	271	—	9,557	126	153	139	—	418

Retail - UK Motor Finance
RMS 1-6	11,662	1,309	—	—	12,971	101	25	—	—	126
RMS 7-9	583	298	—	—	881	5	15	—	—	20
RMS 10	—	69	—	—	69	—	7	—	—	7
RMS 11-13	2	152	—	—	154	—	27	—	—	27
RMS 14	—	—	201	—	201	—	—	116	—	116
	12,247	1,828	201	—	14,276	106	74	116	—	296

NOTES TO THE CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (continued)
Note 17: Credit quality of loans and advances to banks and customers (continued)
Gross drawn exposures and expected credit loss allowance (continued)

	Drawn exposures					Expected credit loss allowance
At 31 December 2021	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m	Stage 1 £m	Stage 2 £m	Stage 3 £m	POCI £m	Total £m

Retail - other[1]
RMS 1-6	15,330	777	—	—	16,107	21	10	—	—	31
RMS 7-9	1,265	616	—	—	1,881	5	27	—	—	32
RMS 10	—	2	—	—	2	—	—	—	—	—
RMS 11-13	177	612	—	—	789	—	21	—	—	21
RMS 14	—	—	778	—	778	—	—	55	—	55
	16,772	2,007	778	—	19,557	26	58	55	—	139
Total Retail	322,977	28,815	3,482	10,977	366,251	402	897	622	210	2,131

Commercial Banking[1]
CMS 1-10	28,471	186	—	—	28,657	18	1	—	—	19
CMS 11-14	29,728	3,292	—	—	33,020	75	75	—	—	150
CMS 15-18	759	2,304	—	—	3,063	9	119	—	—	128
CMS 19	—	253	—	—	253	—	18	—	—	18
CMS 20-23	—	—	2,862	—	2,862	—	—	942	—	942
	58,958	6,035	2,862	—	67,855	102	213	942	—	1,257

Other[2]
RMS 1-6	898	34	—	—	932	5	2	—	—	7
RMS 7-9	—	—	—	—	—	—	—	—	—	—
RMS 10	—	—	—	—	—	—	—	—	—	—
RMS 11-13	—	—	—	—	—	—	—	—	—	—
RMS 14	—	—	62	—	62	—	—	9	—	9
	898	34	62	—	994	5	2	9	—	16
CMS 1-10	(469)	—	—	—	(469)	—	—	—	—	—
CMS 11-14	—	—	—	—	—	—	—	—	—	—
CMS 15-18	—	—	—	—	—	—	—	—	—	—
CMS 19	2	—	—	—	2	—	—	—	—	—
CMS 20-23	—	—	—	—	—	—	—	—	—	—
	(467)	—	—	—	(467)	—	—	—	—	—
Central adjustment	—	—	—	—	—	400	—	—	—	400
Total loans and advances to customers	382,366	34,884	6,406	10,977	434,633	909	1,112	1,573	210	3,804

In respect of:
Retail	322,977	28,815	3,482	10,977	366,251	402	897	622	210	2,131
Commercial Banking	58,958	6,035	2,862	—	67,855	102	213	942	—	1,257
Other[2]	431	34	62	—	527	405	2	9	—	416
Total loans and advances to customers	382,366	34,884	6,406	10,977	434,633	909	1,112	1,573	210	3,804
1Restated, see page 45.
2Includes centralised fair value hedge accounting adjustments.
Note 18: Dividends on ordinary shares
The Bank has not paid any dividends in the half-year to 30 June 2022.
The Bank paid dividends of £1,000 million on 19 May 2021 and £1,900 million on 27 October 2021.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANK plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	27 July 2022

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